
03037609

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elementis plc

*CURRENT ADDRESS Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34751 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/19/03

ELEMENTIS

82-34757

Making chemistry work harder

Elementis plc
Annual Report 2002


AR/S
12-31-02

ELEMENTIS

Global, specialist innovative

○ Locations shared by more than one business

North America



Asia Pacific
& Australia



Sales by area of operation*
1 North America 52%
2 Europe 42%
3 Rest of the World 6%

* after elimination of inter-group sales

Operating profit/(loss) by division**
£million
1 Chromium 3.7
2 Pigments & Specialties 18.7
3 Specialty Rubber (2.0)

** before goodwill amortisation and exceptionals

Specialty Rubber

£37.8 million
Sales

£(2.0) million
Operating loss[3]

£19.9 million
Capital employed[4]

595
Number of employees at year end

Business
Elementis Specialties

Global headquarters
Hightstown, New Jersey, US

Principal products
Rheological additives, colourants, waxes, other specialty additives

Principal markets
Coatings, oil drilling, inks, personal care, adhesives

Growth drivers
Product innovation
Customer service
Globalisation of customer base
Growth of aqueous based additives

Locations

Europe
Brussels, Cologne, Livingston, Oosterhout

North America
Belleville, Charleston, Jersey City, Hightstown, Newberry Springs, St Louis

Asia Pacific
Changxing, Osaka, Selangor, Shanghai

Businesses
Linatex, Bergmann

Global headquarters
Yateley, Hampshire, UK

Principal products
Abrasion-resistant rubber, sheet mouldings, fabricated products, linings, screens

Principal markets
Minerals processing, sand & gravel, defence and security, transportation

Growth drivers
Product innovation
Brand recognition
Product quality and cost effectiveness
Customer service

Locations

Europe
Yateley, Rotterdam

North America
Gallatin, Sept-Iles

Africa
Alrode

Asia Pacific & Australia
Batu Caves, Dandenong, Darwin, Hawthorn, Kalgoorlie, Mount Isa, Perth, Townsville

Our business at a glance


Europe & Africa

Elementis is a global company made up of specialist business teams. These teams are grouped in three divisions, Chromium, Pigments & Specialties and Specialty Rubber

Sales by division*
1 Chromium 28%
2 Pigments & Specialties 62%
3 Specialty Rubber 10%



1
2
3

* after elimination of inter-group sales

Chromium

£109.0 million
Sales[1]

£3.7 million
Operating profit[3]

£95.4 million
Capital employed[4]

503
Number of employees at year end

Business
Elementis Chromium

Global headquarters
Eaglescliffe,
Stockton-on-Tees, UK

Principal products
Sodium dichromate, chromic sulphate, chromic acid, chromic oxide, chromic hydrate, sodium sulphate

Principal markets
Leather tanning, timber treatment, metal finishing, metal alloys, pigmentary, ceramics, magnetic media

Growth drivers
Operational excellence
Price/cost competitiveness
Customer service

Locations

Europe
Eaglescliffe

North America
Amarillo, Castle Hayne, Corpus Christi, Dakota City, Milwaukee

Asia Pacific
Shanghai

Pigments & Specialties

£225.0 million
Sales

£18.7 million
Operating profit[2]

£284.6 million
Capital employed[4]

1,132
Number of employees at year end

Business
Elementis Pigments

Global headquarters
East St Louis, Illinois, US

Principal products
Iron oxide pigments, chromic oxide pigments, carboxylates, zinc products

Principal markets
Coatings, construction, chemicals, automotive, consumer products

Growth drivers
Globalisation of customer base
Niche product development
Customer service

Locations

Europe
Birtley, Market Harborough

North America
Colton, Easton, East St Louis, Toronto

Asia Pacific
Hong Kong, Selangor, Shanghai, Shenzhen, Taicang

1 before elimination of inter-group sales
2 before goodwill amortisation and exceptionals
3 before exceptionals
4 at year end before unallocated liabilities

Financial highlights

Sales on continuing operations
£364.9 million
down 7%
[illegible]

Operating profit on continuing operations
£20.5 million*
up 63%
[illegible]

Profit before tax
£19.7 million*
up 36%
[illegible]

Earnings per share
3.4 pence*
up 17%
[illegible]

Net year end borrowings
£37.4 million
down 6.5%
[illegible]

Net year end gearing
12.0 per cent**
(2001: [illegible] per cent restated**)

Basic (loss)/earnings per share
(7.1) pence***
[illegible]

Contents



A year of strategic action

I am pleased to report an operating profit, before goodwill amortisation and exceptionals, on continuing businesses of £20.5 million, an improvement of 63 per cent on 2001. Earnings per share on the same basis increased 17 per cent to 3.4 pence.

This has been accomplished, despite a 7 per cent decline in sales from continuing operations to £364.9 million, by systematic cost management and higher productivity, helped by lower energy costs. While overall volumes have been maintained, lower prices for chromium chemicals and the effect of currency movements caused most of the sales decline.

Operating cash flow was marginally ahead of last year at £38.0 million and net borrowings were reduced by £2.6 million to £37.4 million. This was achieved after taking account of acquisition expenditure of £28.2 million. The Elementis Six Sigma programme has delivered benefits exceeding £3.0 million during 2002, and expectations are that this will continue in 2003. Capital expenditure was down 26 per cent to £12.4 million, excluding £3.8 million expenditure on the Enterprise Resource Planning (ERP) programme, at 68 per cent of depreciation. Exceptional items were £40.4 million mainly attributable to the restructuring charge for the rationalisation of the chromium operations in Corpus Christi, Texas, as previously announced. As a result basic earnings per share, after goodwill amortisation and exceptionals in 2002 was a loss of 7.1 pence (2001: earnings of 1.0 pence).

Safety performance improved modestly in 2002, but not to the satisfaction of the Board or management, and additional emphasis is being given to bring performance up to the level of the industry's leaders. Environmental non-compliances were reduced substantially.

Under the leadership of Chief Executive Geoff Gaywood, 2002 has been a year of strategic action. Good progress has been made in the implementation of the growth strategy outlined in the 2001 Annual Report and further elaborated at the half year.

Three non-core businesses were exited. Investments for growth were made in the new ERP system, in Pigments & Specialties plants in the strategically important Chinese market, and in our Specialties business development capabilities. Structural over-capacity in the chromium industry was addressed through the rationalisation of our US chromium site and the acquisition of the chromium chemicals business of Occidental Chemicals Corporation (OxyChem). I would like to thank Elementis employees for their determined effort in delivering these achievements.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003 with a total value of 1.1 pence for each ordinary share held. This compares with 1.0 pence for the comparable issue last year.

Given the uncertain global economic outlook and continuing pressure on chromium chemicals pricing, Elementis nevertheless expects to improve its cost base further and strengthen its market positions.

Jonathan Fry
Chairman
27 February 2003



Chief Executive's review

Behavioural safety programmes, that rely on the personal involvement of employees, in action at Elementis Chromium and Elementis Specialties.



Despite generally flat demand and broad competitive pressure, Elementis has improved its financial performance considerably and installed the key strategic profit growth drivers. The ability to maintain strong cash generation and a healthy balance sheet in an economic downturn has been demonstrated, and Elementis is well positioned to progress the implementation of its growth strategy.

Management overview

Employees at all levels have risen to the challenge of putting Elementis on a growth footing.

The management team, comprising the executive directors, the leader of each business and heads of strategic functions, has a firm grasp of the business and is driving the implementation of the growth strategy. Five of the team's members are new appointments in the last 15 months.

Tight management performance criteria have been applied to cost control and cash conservation throughout the year, but emphasis has also been placed on implementing programmes to generate step change improvements in financial performance in all businesses and to create platforms for long term growth. Profit plan performance discipline has been good.

The ERP programme, which will provide a platform for operational excellence, best practice business processes and knowledge transfer, was authorised and is progressing as planned towards its first business implementation in the second half of 2003. The total investment will be

Transforming Elementis into a leading global specialty chemical company

£13.0 million, with annualised cost saving benefits amounting to £3.5 million by the time implementation is complete in all businesses in mid 2004.

The Corporate Finance team, a new strategic resource for Elementis, was formed and has demonstrated first class capabilities. Closure and integration of the acquisition of the chromium chemicals business of OxyChem has been completed in exemplary fashion.

The successful Six Sigma programme has delivered cost savings of over £3.0 million in 2002.

While environmental performance improved substantially, safety performance progressed only moderately and fresh initiatives are now being taken to raise standards to those of the industry leaders.

The global HR function has been co-ordinated, upgraded and aligned with the growth strategy. High standards in resourcing have been set and successfully implemented. Cross-business career progression has become more accessible and retention has been high.

IT activities have been rationalised and upgraded, some non-core processes outsourced and an effective global IT capability has been established.

Internal communication of the Elementis strategic direction and performance has enhanced employee confidence and commitment.

The recently strengthened internal legal function has delivered considerable value. Risk management has been further upgraded and incorporated in routine management processes.

Strategy

Progress in the implementation of the growth strategy has been made in each of the four businesses.

Elementis Chromium acquired the chromium chemicals business of OxyChem, which includes the world's second largest production plant at Castle Hayne, North Carolina, US. This acquisition facilitated a rationalisation of capacity at our plant at Corpus Christi, Texas, US, made necessary by the likely restrictions on the use of chromated copper arsenate (CCA) in the US as announced by the US Environmental Protection Agency (EPA). The resulting annualised savings are now expected to exceed £13.0 million, of which at least half is expected to be achieved in 2003, and will considerably strengthen our competitive cost position.

Elementis Specialties has outperformed competitors in certain key sectors, strengthened its R&D, licensing, business development and innovation capabilities, and made a small, strategic acquisition of a producer of organoclays in China.

Elementis Pigments is expanding its competitive Asia Pacific cost base to drive growth. The Board authorised an investment of £10.0 million in a world-scale particle manufacturing and finishing facility to be built at a new site at Taicang, near Shanghai, China, to supply growing demand in Asia-Pacific. Elementis Pigments divested its non-core anhydrous aluminium chloride business (AAC) and, on completion of a strategic review of its Birtley, UK site, closed its unprofitable zinc oxide operations there and the site is expected to return to profitability in 2003.

A new Managing Director was appointed for Specialty Rubber. The migration of high labour content product fabrication from the US and Europe to Malaysia has progressed.

Transforming Elementis

The management team is confident of its ability to deliver improved financial performance and profitable growth. Recognising the strong balance sheet and ability to continue to generate cash in a depressed market, the team has raised its sights with conviction and determination. Much remains to be done, but important steps have been taken on the path to transforming Elementis into a leading global specialty chemical company.

Geoff Gaywood
Chief Executive
27 February 2003

Divisional highlights
For the year ended 31 December 2002 (£million)

	2002			2001		
	Sales	Operating profit before goodwill amortisation and exceptionals	Operating profit after goodwill amortisation and exceptionals	Sales	Operating profit before goodwill amortisation and exceptionals restated*	Operating profit after goodwill amortisation and exceptionals restated*
Continuing operations						
Chromium	**109.0**	**3.7**	(35.8)	**126.9**	**2.6**	2.6
Pigments & Specialties	**225.0**	**18.7**	0.7	**228.0**	**10.8**	(3.2)
Specialty Rubber	**37.8**	**(2.0)**	(2.7)	**46.0**	**(0.9)**	(1.4)
Associates	-	**0.1**	0.1	-	**0.1**	0.1
Group	-	-	-	-	-	(4.6)
Inter-group	**(6.9)**	-	-	**(8.0)**	-	-
	364.9	**20.5**	(37.7)	**392.9**	**12.6**	(6.5)

*results of prior period restated to reflect adoption of FRS17 'Retirement Benefits' and FRS19 'Deferred Tax'

Chromium

Elementis Chromium is the world's largest producer of chromium chemicals.

£109.0 million
Sales

£3.7 million
Operating profit*

Global demand for chromium chemicals in the first half of the year was flat compared to the average of 2001, but declined in the second half due to a severe down-turn in demand for gas turbine engines and steel mill refractories. Demand from the wood treatment sector held up as expected. Elementis maintained its market share, improving its position in higher return sectors. Competition was fierce, driving prices down almost 10 per cent, particularly in the second half of the year. Three competitors closed down their plants in 2002, in addition to the rationalisation of the Elementis Corpus Christi, Texas operation, reducing global production capacity by around 13 per cent.

Sales contracted by 14 per cent to £109.0 million, on 2 per cent lower dichromate equivalent tonnage. Lower chromium chemicals prices reduced sales by £12.6 million and the balance of the sales decline was due to currency movements and volume. The specially developed granular chromic acid product CA21 was recognised with the Queen's Award for Innovation in May, and continued to show strong growth in global markets.

Operating profit before exceptionals grew 42 per cent to £3.7 million due to strong cost reduction performance. Offsetting the negative impacts of pricing and volume, energy cost savings contributed £4.6 million, the Six Sigma efficiency programme £2.0 million and other operating efficiencies £3.5 million.

As previously stated, in February 2002 the EPA announced restrictions on the use of CCA as a wood preservative for consumer use in the US, to be effective by 2004. Elementis Chromium supplies chromic acid, which acts primarily as a binding agent, to producers of CCA. As expected, this announcement did not affect sales in 2002, and the EPA has not yet announced its final position.

In response to the market situation created by the EPA's actions, Elementis acquired the chromium chemicals business of OxyChem, the only other US producer, for £26.9 million cash and up to £3.8 million deferred consideration depending on future business performance. The transaction was completed on 6 December 2002. The manufacturing facility acquired at Castle Hayne, North Carolina, US is the world's second largest after Elementis Chromium's plant at Eaglescliffe, UK, and is a first class operation in every respect. As a result of the EPA's actions, Elementis Chromium estimates that global sales of the combined business could be adversely affected by around 13 per cent by 2004, compared to an estimated 15 per cent prior to the acquisition.

Rationalisation of the Elementis Chromium Corpus Christi, Texas, US site was undertaken shortly after completion of the transaction for a one-time restructuring charge of £5.1 million. The chromic acid plant was closed and the dichromate unit mothballed with the loss of around 60 jobs and an impairment charge of £35.4 million was recorded against the net book value of existing assets. Annualised operational savings are now expected to be at least £13.0 million, of which at least half is expected to be achieved in 2003. The transaction and integration of the business was completed with minimal disruption and has responded to the adverse effects of the EPA's announced restrictions on CCAs by creating a single low cost North American producer able to compete more effectively against low cost imports in North and South America.

Pigments & Specialties

Elementis Pigments is a world leading producer of synthetic iron oxide pigments.

Elementis Specialties is a leading producer of organoclays and other rheological additives.

£225.0 million
Sales

£18.7 million
Operating profit**

Elementis continues to report the financial performance of its Pigments & Specialties businesses combined in order to avoid publishing data of potential value to its major competitors, none of whom report the performance of those businesses separately. Sales in Pigments & Specialties fell by just over

* before exceptionals
** before goodwill amortisation and exceptionals



Maximising potential of people, products and markets

Performance, innovation and trust









Employees throughout Elementis are committed to the successful Six Sigma programme.

1 per cent to £225.0 million. Currency movements and the exit from non-core businesses reduced sales by around 4 per cent. This offset organic growth of 3 per cent, which was due to modest improvement in the North American coatings sector and strong performance in Asia-Pacific.

Operating profit before goodwill amortisation and exceptionals increased by 73 per cent to £18.7 million as a result of comprehensive management of fixed and variable costs, including £1.0 million from the Six Sigma programme, £1.6 million in reduced energy costs and £4.2 million from operating efficiencies.

Elementis Pigments
Demand for iron oxide pigments in the coatings and construction sectors served by Elementis grew at around 3 per cent in North America and in Asia-Pacific, while the European market was flat. Demand for metal carboxylate driers grew in line with the coatings market, but zinc oxide use in the UK declined as the tyre industry continued to migrate to Eastern Europe.

Elementis Pigments staged a strong recovery from the previous year, raising iron oxide pigment sales volume by 5 per cent by improving its share of higher margin products and showing strong growth in Asia-Pacific, while prices declined by 2 per cent. The plant in Shenzhen, China, achieved record production levels and an investment of £0.6 million was authorised to raise capacity there by an additional 60 per cent. Carboxylate sales grew 13 per cent, while zinc oxide declined by 6 per cent.

At constant currencies, sales excluding the anhydrous aluminium chloride (AAC) business, which was sold during the year, increased by 3 per cent.

The operating loss reported last year, which was exacerbated by temporary plant closures, was eliminated. The 2002 result benefited from continued improvement in costs, including Six Sigma benefits, labour productivity, purchasing and energy savings, and a shift in manufacturing mix towards Shenzhen production.

A strategic review of the Birtley, UK facility was completed, resulting in the decision to cease iron oxide milling and commodity zinc oxide production on the site, with the loss of around 65 jobs. An exceptional charge of £4.5 million was taken in 2002, and the closures have been completed. Production of zinc oxide nano-particles and metal carboxylates will continue as will sales, technical services and distribution of iron oxide pigments, and the site is expected to return to profitability in 2003.

In a further move to refine the Elementis Pigments product portfolio, the non-core AAC business was sold in October for £1.7 million and an exceptional loss of £2.1 million was recorded.

An investment of £10.0 million in a world-scale particle manufacturing and finishing facility to be built at a new site in Taicang, near Shanghai, China, was announced in December. The new wholly owned plant will produce technically advanced products for the Asia-Pacific and European markets. Construction will start this year and commissioning is expected in 2004.

Elementis Specialties
Demand for rheological additives in the coatings sectors served by Elementis Specialties grew in line with global GDP, with aqueous based product applications continuing to outgrow non-aqueous. The inks market stabilised after a steep decline in 2001, but continues to move away from organoclays towards aqueous products. Global demand in drilling muds fell, despite firmer oil and gas prices. The drilling rig count, a rough measure of oil field activity, decreased 19 per cent from 2001, but deep water and deep well drilling, which require high performance additives of the type produced by Elementis Specialties, continued to grow. Demand in the personal care sector recovered well, but household products remained flat. In other industrial sectors served by Elementis Specialties, adhesives, sealants, construction and telecommunications markets declined, whereas pressure sensitive adhesives continued to grow.

Elementis Specialties delivered a 3 per cent volume increase in rheological additives overall, outperforming the market in the aqueous coatings, oil field and consumer markets, partially offset by withdrawal from some unprofitable business in inks. At constant currencies, sales excluding the paint business sold during the year, increased by 2 per cent.

Operating profit improved over the previous year mainly due to Six Sigma benefits and tight cost control. Innovation, R&D, licensing and business development resources have been significantly expanded with a view to achieving substantially higher organic growth in the future. The Innovation Board,



Fabrication of products using Linatex rubber.

which comprises external academic and business experts who will identify and drive innovative technologies, is now in place.

A new venture to produce organoclays for the rapidly expanding Chinese and Asian markets has been established in Changxing, near Nanjing, China. The plant, which is being acquired from a local producer of raw materials, is already in production and currently nearing completion of upgrading and expansion work.

The Elementis Specialties portfolio was refined in July by the sale of its small non-core paint business for £0.4 million, resulting in an exceptional loss on sale of £0.8 million.

Among the new products introduced in 2002 were Bentone® 42, a proprietary heat resistant thickener for use in high temperature well sites and Benathix® Plus, a specialty organoclay exhibiting superior sag resistance and ease of dispersion for the polyester laminating resin market. Both products secured commercial sales during the year.

Specialty Rubber

Linatex is a leading brand of abrasion resistant rubber for materials handling.

£37.8 million
Sales

£2.0 million
Operating loss*

Demand for abrasion resistant rubber linings in heavy equipment for the global mining industry, the staple market for Linatex, fell in 2002 as investment declined, most notably in North America. Demand for Linatex products in the sand and gravel handling sector of the construction industry also fell, with the exception of China. Other industrial applications were also generally weak.

Sales reduced by 18 per cent to £37.8 million, with the exit from the equipment engineering business undertaken in 2001 contributing £4.3 million (52 per cent) of the decline. Sales in all regions declined except Australia, where the acquisition made last year of a hose manufacturer generated £0.9 million of profitable sales growth and is proving to be a strong base for innovative growth.

Operating loss before exceptionals increased from £0.9 million in 2001 to £2.0 million as a result of the volume decline. This was partially offset by fixed cost reductions mainly from labour productivity and the Six Sigma programme.

Management of the Specialty Rubber business was taken over by Greg McClatchy in July. Sales have since stabilised and action has been taken to streamline the organisation and improve focus. The closure of the service centres in Phoenix, Arizona, US and Gent, Belgium were completed and the transfer of high labour content fabrication operations from the US and Europe to Malaysia has progressed.

Commissioning of the continuous press in Malaysia, which uses leading-edge technology, has taken longer than planned due to the complexity of the project but transfer of all production grades is expected to take place shortly. No sales have been lost as a result of the delay.

Partnerships with OEM equipment producers have grown, with joint investments enabling the production of an expanded range of large moulded rubber components, a particular strength of Linatex. New product introductions have progressed with particular emphasis on grades tailored for the quality requirements of specific markets. Recently developed extruded Linatex is replacing high cost hand-fabricated components, and foamed products are also attracting attention in specialised markets.

* before exceptionals



A global company made up of specialist teams

Committed to delivering our promises



Elementis three day lost time accident frequency for continuing operations
(greater than three day [illegible] hours worked) frequency for continuing operations

Year	Frequency
1998	0.89
1999	0.52
2000	0.58
2001	0.27
2002	0.25

Recordable incident rate
(per 200,000 hours)

Year	Rate
2000	5.0
2001	4.3
2002	3.4

Environmental incidents
(number of incidents)

Year	Incidents
2000	16
2001	28
2000	8

Policy statement

Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate occupational health hazards, is committed to providing a safe workplace for all its employees and strives for zero injuries.

Elementis aspires to best in class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works pro-actively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.

Health, safety and environment leadership

Geoff Gaywood, Chief Executive, has Board level responsibility for health, safety and environmental (HSE) issues. Details of any lost time accidents and non-compliance with environmental consents are reported to the Board at each meeting. HSE performance is reviewed regularly by the management team and actions agreed to address any areas of under performance. HSE policy and corrective actions are implemented at operational level by the managing director of each business. Two corporate HSE managers provide an additional link between the management team and the businesses, providing expert advice on the implementation of policy and measuring performance.

Safety and environmental performance

Elementis achieved a further reduction in lost time accidents, although the size of the decrease was disappointing. The frequency rate for lost time accidents greater than three days per 100,000 hours worked decreased by just over 7 per cent year on year. This rate is 21 per cent better than the Chemical Industries Association member rate for 2001.

The rate for all recordable injuries and illnesses using the US Occupational Health & Safety Administration (OSHA) definitions was 3.4 per 200,000 hours worked compared with 4.3 in 2001.

A determined effort to improve the safety rate further is under way through an increased focus on minor accidents and near misses, and behavioural safety programmes. Minor accidents and near misses are targeted using the Elementis incident investigation reporting system, implemented in 2001. The investigations establish the root cause of minor incidents and enable effective corrective actions to be taken to reduce the probability of more serious accidents. A behavioural safety programme that relies on the greater personal involvement of employees in identifying potentially unsafe behaviour has been successfully used at the Elementis Chromium facility at Eaglescliffe, UK, since 1997. During 2002, a similar process was introduced to all Elementis Specialties plants in the US and UK and will be rolled out to the Specialties head office and European locations in the first quarter of 2003.

Using the strict Elementis definition of environmental incidents, environmental performance improved significantly; eight incidents occurred during 2002 compared with 28 in 2001. The improvement is due to the increased focus given to environmental performance at all levels of the business during the year and the successful application of the incident investigation reporting system to environmental incidents.

HSE targets

The longer term goal for HSE performance is to be in the top quartile of similar sized American chemical companies.

Goals for 2003

Safety

As the number of lost time accidents reduces, the focus now moves to reducing more minor accidents and incidents. A measure of this will be to reduce recordable incidents (using the OSHA definitions) to 2.4 per 200,000 employee hours during 2003.

Environmental performance

Improved environmental performance will target zero incidents having a significant impact on the environment.

Sustainable development

Elementis aspires to achieve sustainable development by continual improvement of its performance in product stewardship and environmental management, employment and employee welfare practices, and relations with the communities in which it operates and its other stakeholders. A sustainable development strategy, based on the values of employees and management and the standards set by other leading companies in the chemical industry is in development.

Chromium

Chromium chemicals are essential to an industrialised economy. Chromium plating, the familiar tough, lustrous finish on household furnishings, hospital equipment and automotive components, which is also applied extensively to corrosion and wear resistant engineering surfaces, is made from chromic acid. The global leather industry relies on chromic sulphate for tanning animal hides, and the high chromium content super-alloys in gas turbine engines are derived from chromic oxide. Other applications for chromium chemicals include high performance refractories, and pigments for ceramics, plastics, coatings and cosmetics. These products have proven over a long period of time to be highly effective and virtually indispensable, but there are hazards associated with some chromium chemicals that need to be understood and managed.

Chromium exists in three distinct forms or valency states, metallic, trivalent and hexavalent. The hazards and practices relating to managing the risk vary depending on the form present. Metallic chromium, present in chromium-plated objects and alloys such as stainless steels, is essentially inert. Trivalent compounds occur naturally in the environment in mineral ores, are the most stable and are not classified as hazardous. Commercial uses include pigments, refractories and leather tanning. Hexavalent chromium compounds do have recognised hazards, and are regulated accordingly. They occur in the primary manufacturing process and are used in some downstream process industries, such as chromium plating. Elementis Chromium works to manage these hazards responsibly during manufacture and for the purposes of distribution.

In addition to complying with relevant regulations, we work with customers, industry associations, scientific experts and authorities to provide product stewardship and facilitate best practice and understanding in health, safety and environmental issues, consistent with the principles of the global chemical industry's Responsible Care programme.

As the world's leading producer of chromium chemicals, Elementis is committed to providing these vitally important products to industry in a safe and responsible way.

Management in action





Geoff Gaywood

Brian Taylorson
Philip Brown

The Board
Jonathan Fry
Non-executive Chairman, age 65
Jonathan Fry became Chairman of Elementis in September 1997 and is Chairman of the Nominations and Remuneration Committees and a member of the Audit Committee. He is also Chairman of Christian Salvesen plc and Control Risks Group Holdings Limited.

Geoff Gaywood
Chief Executive, age 59
Geoff Gaywood was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products, Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson
Finance Director, age 47
Brian Taylorson was appointed Finance Director on 2 April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance and corporate finance, most recently as Corporate Director Mergers and Acquisitions. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Philip Brown
Executive Director and Company Secretary, age 54
Philip Brown was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and Group legal affairs; he also chairs the Group's risk management committee. He joined the Group as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Non-executive Directors
Michael Hartnall
Non-executive Director, age 60
Michael Hartnall has been Finance Director of Rexam PLC since 1987, having previously held a number of senior positions in industry. He is also a non-executive director of Focus Wickes plc. He was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee.

Richard McNeel
Non-executive Director, age 57
Richard McNeel, a US citizen, is President and Chief Executive Officer of Lord Corporation. He was formerly Group Vice President responsible for Intermediates and Fabrications within the chemical business of BP Amoco p.l.c. He was appointed a non-executive director of Elementis in July 2000.

Edward Wilson
Non-executive Director, age 58
Edward Wilson was Chief Executive Officer of Vantico Group until 2001 and prior to that was with Koch Industries International Europe and the Dow Chemical Company. He was appointed a non-executive director of Elementis in July 1999.







Peter Russell

Greg McClatchy
David Dutro

Paul Tomkinson
Gary Castellino

Neil Carr
Jon Cheele

Management team
Paul Tomkinson
Managing Director
Elementis Chromium, age 49
Paul Tomkinson was appointed Managing Director of Elementis Chromium in July 1999. He joined the Group in 1984 and worked in the Chromium business until 1997, when he was appointed Managing Director of the Catalyst, Zinc Products and Carboxylates business. His early career was spent in Shell, British Gas and Rolls Royce.

David Dutro
Managing Director
Elementis Pigments, age 47
David Dutro joined the Group in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp), prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Neil Carr
Managing Director
Elementis Specialties, age 39
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Greg McClatchy
Managing Director
Linatex, age 38
Greg McClatchy was appointed Managing Director of Linatex in July 2002. He joined Elementis Pigments in 1999 and was most recently Managing Director at Elementis Pigments Durham. He was previously with Universal Foods' Dairy and Food Ingredients business and ICI's Polymers Additives business.

Gary Castellino
Chief Information Officer, age 51
Gary Castellino was appointed Chief Information Officer in January 2002. He joined from Interlogix, Inc, where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc.

Jon Cheele
Director of ERP Programme, age 42
Jon Cheele joined Elementis in July 1999 as Commercial Director, Elementis Chromium and was appointed Director of the ERP Programme in December 2001. His early career was spent with ICI. He was most recently General Manager Resins, for the Americas and Asia Pacific at Zeneca Specialties (now Avecia).

Peter Russell
Director of Human Resources, age 56
Peter Russell joined Elementis in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he was Director of Human Resources for the European division of International Specialty Products, Inc.

Financial review



Operating review
Operating profit on continuing businesses, before goodwill amortisation and exceptionals, increased by 63 per cent to £20.5 million in the year on sales that were £28.0 million lower at £364.9 million. A reduction in energy costs of £6.2 million and Six Sigma savings of £3.0 million contributed to the increase in operating profit.

Sales from continuing businesses were 7 per cent lower than last year. After adjusting for the strategic exit from non-core businesses and for currency effects which together caused a 4 per cent reduction, like for like turnover was 3 per cent down. A decline in prices of chromium chemicals and reduced demand in Specialty Rubber was partly offset by organic growth of 3 per cent in the Pigments & Specialties division.

Profit before taxation, goodwill amortisation and exceptionals, was 36 per cent higher than last year at £19.7 million. Further details of operating performance are set out in the Business review.

First half : Second half review

Sales (£million)

	2002	2001
1st half*	**194.5**	209.4
2nd half	**170.4**	183.5
Total	**364.9**	392.9

The seasonal trend of sales was unchanged on 2001 with 53 per cent occurring in the first half and 47 per cent in the second. As in the first half, second half sales were 7 per cent lower than the comparable period primarily due to lower chromium chemicals prices and a weakening of exchange rates in the second half of 2002.

Operating profit† (£million)

	2002	2001 restated
1st half*	**14.5**	13.8
2nd half	**6.0**	(1.2)
Total	**20.5**	12.6

In the second half of 2001, operating profit was reduced by approximately £1.9 million following temporary plant closures in the Pigments & Specialties division which reduced inventories by £3.0 million. After adjusting for this, operating profit in the second half of 2002 was £5.3 million better than the previous year reflecting progress made in reducing fixed and variable costs. Energy costs in the second half were £2.9 million lower than in 2001 and currency changes had little impact on the operating result.

Accounting policies
The Group has fully adopted FRS17 'Retirement Benefits' and FRS19 'Deferred Taxation' for the year ended 31 December 2002. Comparatives have been restated accordingly and the effect of the changes in accounting policy are set out in note 29.

Exceptionals
Operating exceptionals of £44.7 million included the costs of restructuring the chromium business following the acquisition from OxyChem in December 2002. As a result of the acquisition, the chromic acid plant at Corpus Christi, Texas, was closed and the dichromate unit was mothballed with US production being consolidated into Castle Hayne, North Carolina. The total cost of the restructuring was £40.5 million of which £35.4 million represented an impairment charge against the assets at Corpus Christi. Other operating exceptionals were the closure of the zinc business at Birtley at a cost of £4.5 million and restructuring the Specialty Rubber business in the US and Europe.

Non operating exceptionals comprised a profit of £4.3 million in relation to business and property disposals.

Interest

Interest (£million)

	2002	2001
On net borrowings	**(1.9)**	(4.2)
FRS17 pension	**0.1**	3.7
Discount on provisions	**(1.0)**	–
UK tax refunds	**2.0**	–
Total	**(0.8)**	(0.5)

Interest payable on net borrowings fell by £2.3 million in the year to £1.9 million due to lower average borrowings and lower interest rates. Increased pension liabilities reduced the amount that is recognised under FRS17 by £3.6 million and a charge of £1.0 million was incurred to unwind the discount implicit in environmental provisions. Interest of £2.0 million (2001: £nil) was received following the resolution of historical UK taxation issues. Interest cover, based on total net interest payable and before goodwill amortisation and exceptionals, was 25.6 times (2001: 25.2 times) and 10.8 times (2001: 3.6 times)

* source: 2002 Interim Report
† before goodwill amortisation and exceptionals

Net Interest payable
(£million)

2001	0.5	
2002		0.8

Earnings per share pence before goodwill amortisation and exceptionals
(pence)

2001	2.9p	
2002		3.4p

if based solely on interest in respect of net borrowings.

Taxation

Tax (charge)/credit (£million)

		Effective rate
Before goodwill amortisation and exceptionals	(4.9)	25%
Goodwill amortisation	4.8	36%
Exceptionals	3.6	9%
Total	3.5	10%

The effective rate of tax on profit before goodwill amortisation and exceptionals was 25 per cent (2001: 10 per cent). This rate is lower than the standard UK corporate tax rate due primarily to the utilisation of surplus advance corporation tax. Given the current difficult trading conditions and the general uncertainty surrounding the future economic environment, potential deferred tax assets arising mostly from the restructuring at Corpus Christi, Texas, US in 2002 of £12.7 million have not been recognised.

Earnings per share
Basic earnings per share before goodwill amortisation and exceptionals increased by 17 per cent in 2002 to 3.4 pence. Basic earnings per share, after goodwill amortisation and exceptionals in 2002 was a loss of 7.1 pence (2001: earnings of 1.0 pence).

Dividends and issue of redeemable B shares
The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during 2002 was 2.1 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.0 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2003.

By not paying dividends on ordinary shares in 2002, Elementis has recovered £1.5 million of advance corporation tax previously paid.

Cash flow and balance sheet
Net cash flow from operating activities increased by £0.1 million in the year to £38.0 million (2001: £37.9 million). An increase in earnings from continuing businesses before interest, tax, depreciation and amortisation of 18 per cent contributed to the uplift. Following the inventory reduction initiatives in 2001, a further cash inflow of £4.9 million (2001: £9.8 million) was achieved in the current year from strong working capital management. The net cash flow from operating activities together with proceeds from property disposals of £9.4 million (2001: £nil) and other inflows from business disposals, interest, taxation and currency movements resulted in a total cash inflow in 2002 of £56.6 million (2001: £41.8 million).

Cash outflows included capital expenditure of £16.2 million (2001: £16.8 million) and compares with depreciation of £18.3 million (2001: £18.8 million). In 2003 capital expenditure, excluding the strategic initiatives of the ERP project and the Pigment plant in China, is expected to be less than depreciation.

Other cash outflows comprised acquisition expenditure of £28.2 million (2001: £0.3 million) primarily in respect of the chrome chemicals business acquired from OxyChem and £9.6 million (2001: £23.1 million) paid for the redemption of B shares. Total cash outflows amounted to £54.0 million (2001: £40.1 million) which resulted in a reduction in net borrowings of £2.6 million to £37.4 million (2001: £40.0 million). Net gearing at 31 December 2002 was 12.0 per cent (2001: 9.6 per cent).

Currency movements
The effect of changes in currency rates was to decrease sales from continuing businesses by £9.7 million. Due to the profile of revenues and costs across the Group however, currency fluctuations had a minimal impact on operating profit. The weakening of the US dollar, particularly in the last quarter of 2002 reduced the reported value of dollar denominated assets, particularly goodwill. As a result £25.7 million (2001: gain of £4.8 million) was charged to reserves.

Shareholders' funds
The statement of total recognised gains and losses recorded a loss of £115.2 million

Financial review

'B' shares issued
(£million)

2000	22.4
2001	23.3
2002	9.0

Currency analysis of borrowings £81.8 million


4
1
2
3

1 GBP 5.3%
2 USD 68.3%
3 EUR 24.0%
4 Other 2.4%

since the last Annual Report. This comprised actuarial losses net of tax on pension and post-retirement schemes of £41.2 million (2001: £59.3 million), the loss for the financial year after the exceptional impairment charge of £30.8 million (2001: profit of £4.6 million), the exchange loss on overseas net assets of £25.7 million (2001: profit of £4.8 million) and prior year adjustments in relation to the adoption of FRS17 and FRS19 of £19.0 million (2001: £nil).

Shareholders' funds at the year end were £275.3 million, (2001: £378.5 million) representing 63 pence per share.

Pensions and other post retirement benefits
Following the adoption of FRS17, the net pension liability reflected on the balance sheet, increased from £25.3 million at 31 December 2001 to £58.0 million at 30 June 2002 and £63.6 million at the end of the year. Total contributions to pension and other post-retirement schemes were £7.7 million (2001: £3.7 million) and the amount charged to operating profit was £5.4 million (2001: £6.5 million).

The market value of assets held in pension and post-retirement benefit schemes at the year end was £337.6 million (2001: £454.3 million) which after deducting scheme liabilities gives a liability at 31 December 2002 of £94.1 million (2001: £39.3 million). The net pension liability is after deducting deferred tax of £30.5 million (2001: £14.0 million)

In order to reduce the net pension liability, the Board has agreed to increase pension contributions in 2003 to approximately £13.1 million. The charge in 2003 to the profit and loss account is expected to be around £9.9 million.

Treasury
Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management. Group Treasury is subject to periodic internal audit.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally interest rate swaps and forward foreign currency contracts) are entered into in order to manage interest rate and currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes.

Interest rate risk
The Group borrows at both fixed and floating interest rates and then uses interest rate swaps to generate the required interest rate profile. The Group has no specific proportion of its borrowings that should be at fixed rates of interest. Due to the current low interest rate environment and the Group's low level of gearing, all borrowings are currently at floating interest rates, with no borrowings at fixed rates (2001: £nil).

Currency risk
Businesses use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. Elementis manages its global businesses on a US dollar basis and does not seek to fully mitigate the effect of US dollar translation exposure to its sterling reported asset base through dollar borrowings.

Liquidity risk
Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £174.5 million (2001: £178.0 million) of undrawn committed facilities.

Counterparty credit risk
The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

Brian Taylorson
Finance Director
27 February 2003

Report of the directors

Report and financial statements

The directors submit their report and the audited financial statements for the year ended 31 December 2002. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Issue of redeemable B shares

At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 2.1 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 28 April 2003, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 2 May 2003. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 2 May 2003.

Results and dividend

The Group loss for the year attributable to shareholders amounted to £30.8 million (2001: profit of £4.6 million). No ordinary interim or final dividends have been declared. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2002 in respect of these dividends was £nil (2001: £0.1 million).

Principal activities, business review and future development

The Chairman's statement and the Chief Executive's report contain a review and description of the principal activities of the Group during 2002, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions

During the year, the Group donated £17,217 for charitable purposes in the United Kingdom.

Political donations

Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors

The present directors of the Company are Jonathan Fry, Geoff Gaywood, Brian Taylorson, Philip Brown, Michael Hartnall, Richard McNeel and Edward Wilson. All served throughout the financial year with the exception of Brian Taylorson who was appointed on 2 April 2002. George Fairweather resigned as a director on 31 March 2002.

A statement of the directors' interests in the share capital of the Company is set out in the Directors' remuneration report.

Employee communications and involvement

It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates savings related share option schemes allowing UK and US employees an opportunity to become shareholders.

Employment policies

The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Creditor days

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers

The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders

The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 21 February 2003:

	Ordinary shares million	Percentage of issued ordinary share capital
Silchester International Investors Limited	64,388,539	14.9%
Fidelity International Limited & FMR Corp	37,072,587	8.6%
Legal and General Investment Management Limited	13,714,842	3.2%

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 23 January 2003 and the directors' appointed its successor, PricewaterhouseCoopers LLP as auditors. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 24 April 2003.

By order of the Board
Philip Brown
Company Secretary
27 February 2003

Board report on corporate governance

Compliance with the provisions of the Combined Code
The Company complied with all the provisions set out in Section 1 of the Combined Code throughout the year.

Application of the principles set out in the Combined Code
In this report, the heading to each of the principles is set out and the manner in which the Company has applied the principle underlying each of the headings is described.

The Board
The Company has a Board comprising an independent non-executive Chairman, three executive directors and three independent non-executive directors. The senior non-executive director is Michael Hartnall.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility between the two positions with the Chairman responsible for running the Board and the Chief Executive responsible for running the Group's businesses. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance
The Board has both executive and independent non-executive directors. Each director has a vote and no individual or small group of individuals dominates the Board's decision taking.

Supply of information to the Board
The Board normally meets ten times a year and papers to be considered at each Board meeting are usually provided five clear days before each meeting. A report from the Chief Executive on current trading and major business issues is considered at each meeting and the Board also considers reports from various heads of corporate functions on a regular basis. In addition the Board agrees the operating plan for the following financial year.

Appointments to the Board
There is a Nominations Committee of the Board which comprises all the non-executive directors and is chaired by the Chairman of the Company. This Committee nominates appointments to the Board with actual appointments being made by the Board as a whole.

Re-election of directors
The Articles of the Company require each director to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Jonathan Fry and Philip Brown.

The level and make-up of directors' remuneration and disclosure
The level and make-up of remuneration is set out in the Directors' remuneration report. As that Report shows, a proportion of executive directors' remuneration is linked to corporate performance through both the Performance Share Plan and the annual bonus scheme.

Procedure on executive remuneration
There is a Remuneration Committee of the Board which is more fully described in the Directors' remuneration report. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. No director is involved in deciding their own remuneration.

Dialogue with institutional shareholders
Directors of the Company are in contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company.

Constructive use of the Annual General Meeting
The Board uses the Annual General Meeting (AGM) as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Group. The notice of the AGM to be held on 24 April 2003 and related papers will be posted to shareholders more than 20 working days before the AGM.

Financial reporting
The directors have acknowledged, in the Directors' responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of unaudited interim reports of the Group which provide balanced and understandable assessments of the Group's financial position for the first six months of each accounting period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

Going concern
After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Group was in place throughout 2002 and up to the date that the Annual Report 2002 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Combined Code.

A risk management committee consisting of senior functional managers exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of control.

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the risk management committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2002, the Board carried out its annual review of the effectiveness of internal controls. This involved a presentation from the risk management committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors
The Audit Committee comprises the Chairman and all non-executive directors. The Committee meets at least three times a year to review, inter alia, in conjunction with the external and internal auditors, internal financial controls within the Group. The Committee operates under written terms of reference and its duties include a detailed review of the financial statements prior to their recommendation to the Board for approval and keeping under review the scope and results of the external audit, its cost effectiveness and the independence and objectivity of external auditors.

The Remuneration Committee ("the Committee")

Remuneration paid to executive directors is considered and determined by the Remuneration Committee. The Committee comprises Jonathan Fry, the Chairman of the Committee, Michael Hartnall, Edward Wilson and Richard McNeel, all of whom are non-executive directors. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

Advisers to the Remuneration Committee

The Director of Human Resources is the internal adviser to the Committee who provides information and advice to facilitate discussion and decision-making on remuneration matters. He also provides the Company and its subsidiaries with services which include the setting of employment policies, recruitment of senior managers and overall responsibility for all major human resources. The Director of Human Resources was appointed by the Company.

New Bridge Street Consultants, who were appointed by the Committee, provide information and data to the Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also help the Committee agree appropriate packages reflecting the remuneration policy.

The Committee also uses information provided by Hay Group, who were appointed by the Company, relating to rates of pay for similar positions in comparable companies.

Policy on directors' remuneration

Remuneration policy centres, and will continue to centre, on ensuring that remuneration packages are sufficiently competitive, in both fixed and variable terms, to attract, retain and motivate the right calibre of executive director for each individual function. The fixed and variable elements are of equal importance in achieving these objectives. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The constituent parts of those packages are set out in the following paragraphs.

The policy of the Committee is to set basic salaries at a level which is competitive with that of comparable businesses, with a substantial proportion of the overall remuneration package being linked to performance through participation in short-term and long-term incentive schemes.

Salaries, fees and benefits

Salaries for executive directors are determined by the Committee and are reviewed annually by it, taking into account individual performance over the previous twelve months and pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 July in each year.

Benefits relate to the provision of cars, life assurance and medical cover.

Fees for non-executive directors are determined by the Board, having regard to fees paid to non-executive directors in other UK quoted companies. Individuals cannot vote on their own remuneration.

Short-term incentive arrangements

The 2002 annual bonus scheme for executive directors was based on a shareholder value measure which takes into account not only post tax earnings but also the cost of capital employed. Under this scheme, directors could earn a bonus of up to 60 per cent of their basic annual salaries based on a pre-determined scale. For 2002, executive directors are entitled to a bonus under this scheme as shown in the table on page 22. The Company is proposing to introduce a revised annual bonus scheme. For 2003, the performance measures used to determine the level of annual reward will relate to operating profit and working capital relative to the operating plan for that year. The maximum value of an annual bonus under the scheme will be 70 per cent of basic salary. Executive directors would be eligible to receive 80 per cent (equivalent to 56.0 per cent of annual basic salary) of any bonus in cash and 20 per cent (equivalent to 14.0 per cent of annual basic salary) in the form of a deferred share award. The shares would be held in trust by the Trustee of the Company's Employee Share Ownership Trust for three years and would normally be forfeited if an executive left or was dismissed.

Performance incentive plan

The executive directors have previously participated in the Performance Share Plan which is a long-term incentive plan. Total shareholder return (TSR) was used as the performance measure in order to align the level of reward to directors with the interests of shareholders.

Under the Performance Share Plan, participants are, on payment of a nominal option price of 1 penny per share, able to exercise options over shares in the Company in respect of an individual grant if the performance criteria are met over a three year performance period. Details of options granted to executive directors under the Performance Share Plan are shown in the table of directors' share options at the end of this report; this includes details of options granted in 2000 which have now lapsed.

At the date of this report, grants made in 2001 and 2002 remain outstanding. The maximum value of shares over which options were granted in each of these two years was equivalent to 80 per cent of annual basic salary as determined at 1 January in each year or at date of appointment, if later.

The method used to assess whether the performance condition was achieved is carried out by taking the TSR for each comparator company over a three year period commencing 1 January in the year of the relevant grant, with each company then placed in descending order according to their TSR returns on the basis that the company with the highest return is shown first. If the Company's TSR over the same period is more than the company in the 30th percentile position, all options will become exercisable; options to the value of 60 per cent of salary will be exercisable if in the top 40; 40 per cent if in the top 50 and 20 per cent if in the top 60. No options will be exercisable if the Company's performance is below the 60th percentile position. The TSR information and calculations are carried out by Alithos Limited.

The comparator companies for purposes of grants in 2001 were the FTSE 250 companies, excluding investment trusts. With effect from 1 January 2002, the comparator companies were changed to a number of national and international chemical companies which the Committee considered to be a more appropriate group against which to measure the performance of the Company. The current comparator companies are:

FTSE All Share Chemicals Sector	The BOC Group Plc Croda International Plc Imperial Chemical Industries Plc Porvair Plc Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV Ciba Specialty Chemicals Holdings Inc DSM NV Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company Rohm & Haas Company
Switzerland: Specialty Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp HB Fuller Co Minerals Technologies Inc Arch Chemicals Inc Quaker Chemical Corp
France: Chemicals	Rhodia SA

In relation to awards made after 1 January 2002 under the Performance Share Plan, the definition of market value in relation to a share on any date was changed from the average of the daily middle market quotations of such shares over a period of 12 months ending on the dealing day immediately preceding such date to a period of 3 months.

In order to emphasise the long-term nature of the Performance Share Plan, participants may only sell enough shares to cover their liability for income tax arising on the exercise of an option within the two year period following the date of the exercise of that option.

The Company's Employee Share Ownership Trust (ESOT) was established in 1995 and has purchased some of the shares in the Company which would be required if participants were entitled to exercise the maximum number of options outstanding under the Performance Share Plan. At 31 December 2002, the ESOT held 670,729 shares with a market value of £0.19 million. The right to dividends on ordinary shares owned by the ESOT has been waived.

Executive share option schemes
The 1987 Executive Share Option Scheme (the "1987 Scheme") and the 1998 approved and unapproved Executive Share Option Schemes (the "1998 Scheme") which replaced the 1987 Scheme, are discretionary option schemes under which senior management below Board level were granted options to purchase shares in the Company. The option price at which options may be exercised is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

Proposed Executive Share Option Scheme
Following a review of the1998 Scheme and the Performance Share Plan, the Committee has concluded that shareholders' approval should be sought at the 2003 AGM for the adoption of a new executive share option scheme. The proposed scheme will replace the 1998 Scheme and is designed to reflect changes to guidelines issued by institutional investors and developments in market practice. After the adoption of this scheme, no further awards will be made under the 1998 Scheme or the Performance Share Plan. Existing awards will, however, continue to be exercisable.

The Committee has concluded that an executive share option scheme delivering market value share options is the most appropriate way of aligning the interests of executives and shareholders. Participants, who will include executive directors, will only benefit if and to the extent that the share price increases above the option exercise price. The exercise of the options will be subject to demanding performance targets.

The key points of the proposed Scheme are as follows:
- options will be granted with an exercise price per share based on the Company's share price immediately before the date of grant;
- the shares valued at the date of grant under options granted to an executive in any financial year will not normally exceed 1.5 times basic salary;
- it is proposed that the exercise of options granted in 2003 to executive directors and other members of the management team will be based partly on the Company's earnings per share growth relative to inflation, and partly on the Company's total shareholder return relative to the initial comparator group comprising national and international chemical companies currently used in the Performance Share Plan. The following targets will apply to executive directors and other members of the management team.

Proportion of option grant exercisable as multiplier of base salary	EPS/TSR split	Performance criteria to be met for options to be exercisable
0.0 to 0.7	50% EPS	Annual average EPS growth of 4% + RPI
	50% TSR	TSR at median
0.71 to 1.5	50% EPS	Annual average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting)
	50% TSR	Median to upper quartile (straight line vesting)

The EPS performance condition and TSR condition will apply separately to options granted under the proposed scheme.

- The performance conditions will initially be tested after three years. If they are not satisfied then they may be retested after four years, from the same fixed base point. To the extent they are not met after the end of the fourth financial year, the options will lapse
- The Committee believes that this combination of targets is the most appropriate way of measuring both the total returns to shareholders relative to similar businesses and the Company's underlying financial performance. The assessment of the performance targets will be carried out by New Bridge Street Consultants who were chosen because they are advisors to the Committee
- Shareholding guidelines will be introduced for executive directors, who will be expected to retain in shares 50 per cent of the post-tax gains made from the exercise of options under the proposed scheme, or the vesting of awards under the Performance Share Plan, or annual bonuses paid in the form of shares, until they have built up a shareholding equal to their basic salaries.

Savings related share option scheme
The 1998 UK savings related share option scheme (the "SAYE Scheme") is a scheme under which all eligible UK employees, including executive directors, can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to acquire shares in the Company on the exercise of their options. The option price at which options may be exercised is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

Options granted to executive directors under the SAYE Scheme are not subject to performance conditions. The SAYE Scheme is an Inland Revenue approved all-employee scheme, the terms of approval for which do not allow the imposition of performance conditions on the exercise of options.

Total Shareholder Return Performance
The following graph illustrates the Company's total shareholder return since 1 January relative to the FTSE All Share Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

The Company is a member of the FTSE All Share Index and accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the Company's relative performance.

Source: Datastream


160
140
120
100
80
60
40
20
0
Value (£)
31 Dec 97
31 Dec 98
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
Elementis plc
FTSE All Share Index

This graph looks at the value, by the end of 2002, of £100 invested in Elementis on 31 December 1997 compared with that of £100 invested in the FTSE All Share Index.

Directors' remuneration table

	Salaries/ fees 2002 £'000	Bonuses 2002 £'000	Benefits 2002 £'000	Total emoluments excluding pensions 2002 £'000	Total emoluments excluding pensions 2001 £'000
Executive					
Geoff Gaywood	**329**	**165**	**19**	**513**	84
Brian Taylorson[1]	**178**	**95**	**13**	**286**	–
George Fairweather[2]	**65**	**–**	**14**	**79**	338
Philip Brown	**156**	**79**	**11**	**246**	158
Lyndon Cole[3]	**–**	**–**	**–**	**–**	787
Non-executive					
Jonathan Fry (Chairman)	**150**	**–**	**–**	**150**	150
Michael Hartnall	**23**	**–**	**–**	**23**	23
Richard McNeel	**20**	**–**	**–**	**20**	20
Edward Wilson	**20**	**–**	**–**	**20**	20
	941	**339**	**57**	**1,337**	1,580

Notes:

1 Brian Taylorson appointed as a director on 2 April 2002.

2 George Fairweather resigned as a director and left employment of the Company on 31 March 2002.

3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001 and total emoluments include £525,000 of compensation for loss of office.

Emoluments for Lyndon Cole and George Fairweather exclude salary supplements related to funded unapproved retirement benefit arrangements. Emoluments for Geoff Gaywood and Brian Taylorson exclude salary supplements paid as compensation for the limitation of their pension rights to the Inland Revenue earnings cap. These are shown in the Directors' retirement benefits table.

Benefits relate to the provision of cars, life assurance and medical cover.

Service contracts

It is the Company's policy that newly appointed executive directors normally have service contracts with a notice period not exceeding 12 months.

Geoff Gaywood and Brian Taylorson have service agreements with Elementis plc dated 1 October 2001 and 2 April 2002 respectively and the appointments shall continue until terminated by either party on giving not less than 12 months' notice to the other party.

Philip Brown has a service agreement with Elementis plc dated 8 September 2000 and the appointment shall continue until terminated by the Company on giving not less than 24 months' notice (where such notice is given on or before 27 July 2003) and not less than 12 months' notice (where such notice is given after 27 July 2003) and terminable by Philip Brown on giving not less than 12 months' notice to the Company. Up until his appointment as a director of the Company in July 2000, Philip Brown had an employment contract with Elementis Holdings Limited which was terminable by Elementis Holdings Limited giving not less than 12 months' notice. In addition, the contract provided that he would be paid the equivalent of 24 months' salary in the specific event of redundancy. This contract was replaced by a service agreement with Elementis plc on Philip Brown's appointment as a director in July 2000. The service agreement was amended on 20 December 2001 to reduce the notice period to be given by the Company after 27 July 2003 to 12 months.

Termination payments are not agreed in advance and are determined in accordance with the directors' contractual rights. It is the Committee's policy to ensure that a director's duty to mitigate his loss is taken into account in the calculation of any termination payments.

The terms of engagement for each of the non-executive directors are:

Name	Date of original appointment as director of the Company	Date of expiry
Jonathan Fry*	11 December 1997	September 2004
Edward Wilson	1 July 1999	July 2005
Richard McNeel	26 July 2000	July 2006
Michael Hartnall*	11 December 1997	April 2005

The terms of engagement of the non-executive directors are set out in letters which provide that their appointment can be terminated by the Company on any grounds without claim for compensation.

The initial fixed term of appointment is usually six years subject to review by the Company after three years and to re-election by the shareholders at least once every three years.

*Jonathan Fry was appointed a non-executive director of Elementis Holdings Limited (formerly Harrison and Crosfield plc) on 2 September 1997 and Michael Hartnall was appointed a non-executive director of Elementis Holdings Limited (formerly Harrison and Crosfield plc) on 2 February 1993. The shares in Elementis Holdings Limited were acquired by the Company by way of a Scheme of Arrangement in 1998.

Retirement benefits

Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.
The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme each year, are:

- an accrual rate of 1/30 for each year of pensionable service
- life assurance cover of four times pensionable salary
- pensions to spouse and dependent children payable on death

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable. The Company has undertaken to provide benefits to Philip Brown equivalent to the entitlements which cannot be provided by the Company's scheme. Philip Brown's benefits are on an unfunded basis.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and Brian Taylorson, is 60.

Directors' retirement benefits table

	Salary supplements 2002 £'000	Salary supplements 2001 £'000	Accrued benefits 31.12.02 £'000	Increases in accrued benefits 2002 £'000	Transfer value of increases in accrued benefits 2002 £'000	Total transfer value at 01.01.01* £'000	Total transfer value at 31.12.02 £'000	Increase in transfer value less directors' contribitions 2002 £'000	Increase in accrued benefits (including inflation) 2002 £'000
Executive									
Geoff Gaywood[1]	**122**	–	4	3	**38**	13	**66**	**39**	3
Lyndon Cole[2,3]	–	111	–	–	–	–	–	–	–
George Fairweather[2,4]	**9**	31	**21**	–	**145**	134	**273**	**135**	**5**
Brian Taylorson[5]	**44**	–	**4**	**3**	**41**	4	**53**	**41**	**3**
Philip Brown[6]		–	**85**	**7**	**111**	1,143	**1,280**	**130**	**9**
	175	142	**114**	**13**	**335**	1,294	**1,672**	**345**	**20**

Notes:

1 Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.
2 Pension contributions for Lyndon Cole of £nil (2001: £138,000) and George Fairweather of £2,000 (2001: £39,000) comprised payments to separate funded unapproved retirement benefits schemes; in addition related salary supplements were paid.
3 Lyndon Cole resigned as a director and left employment of the Company on 5 July 2001. A payment of £103,682 was made under the terms of his funded unapproved retirement benefits scheme and this is included in his total pension contributions of £137,684 for 2001. In addition, related salary supplements were paid.
4 George Fairweather resigned as a director and left employment of the Company on 31 March 2002.
5 Brian Taylorson was appointed as a director on 2 April 2002.
6 Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.
7 All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value of the increase in accrued benefits discloses the current value of the increase in accrued benefits that the director has earned in the year, whereas the increase in transfer value less directors' contributions discloses the absolute change in transfer value and includes the change in value of the accrued benefits resulting from market volatility affecting the transfer value at the start of the year as well as the additional value earned in the year.

Non-executive directors are not entitled to retirement benefits.

*or at date of appointment if later.

Directors' shareholdings

	Ordinary shares beneficial holdings		Redeemable B Shares beneficial holdings	
	31.12.02	31.12.01*	31.12.02	31.12.01*
Geoff Gaywood	**75,000**	40,000	–	31,500
Brian Taylorson	**30,000**	–	–	–
Philip Brown	**20,278**	20,278	–	42,000
Jonathan Fry (Chairman)	**140,240**	65,240	–	–
Michael Hartnall	**6,000**	6,000	–	–
Richard McNeel	**96,600**	9,500	**106,260**	–
Edward Wilson	**31,250**	31,250	**35,375**	67,125

*or at date of appointment if later.

At 31 December 2002 the Trustee of the ESOT held 670,729 shares and the executive directors, Geoff Gaywood, Brian Taylorson and Philip Brown, as potential beneficiaries under the ESOT are deemed to have an interest in the shares held in the ESOT.

Directors' share options

		Ordinary shares under option						
	Option type	31.12.01	Lapsed/ during 2002	Granted during 2002	31.12.02	Exercise price	Date from which exercisable	Expiry date
Geoff Gaywood	Performance Share Plan	–	–	648,866	648,866	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Plan	–	–	75,501	75,501	21.9p	1.6.2007	1.12.2007
Brian Taylorson	Performance Share Plan	–	–	372,795	372,795	1.0p	1.1.2005	11.11.2009
	Savings Related Share Option Plan	–	–	75,501	75,501	21.9p	1.6.2007	1.12.2007
Philip Brown	Performance Share Plan	66,116	(66,116)	–	–	1.0p	1.1.2002	14.10.2006
		88,010	–	–	88,010	1.0p	1.1.2003	11.4.2007
		151,656	–	–	151,656	1.0p	1.1.2004	31.1.2008
		–	–	303,879	303,879	1.0p	1.1.2005	11.11.2009
	Savings Related Share	–	–	43,339	43,339	21.9p	1.6.2005	1.12.2005
	Option Scheme	18,154	(18,154)	–	–	53.4p	1.6.2003	1.12.2003
	Executive Share Option	26,713	–	–	26,713	168.5p	11.5.1996	11.5.2003
	Share 1987*	28,204	–	–	28,204	184.8p	13.9.1997	13.9.2004
		36,957	–	–	36,957	152.5p	19.9.1998	19.9.2005
		43,756	–	–	43,756	132.8p	5.11.1999	5.11.2006

All of the share options were granted for nil consideration.

*The share options granted to Philip Brown under the 1987 Scheme before 1995 date back to a period when it was not market practice to link the exercisability of options to the satisfaction of a performance condition. Options granted on or after 1995 under the 1987 Scheme will only become exercisable if the growth in the EPS exceeds the growth in the Retail Price Index by 6 per cent (an average of 2 per cent per annum above RPI on a non cumulative basis) over any three year period during the life of the option. If the required increase in EPS is not met after the first three year period the performance target may be tested against subsequent three year periods. This process will continue until the performance target is met or the option lapses ten years after the date of its grant.

The market price of ordinary shares at 31 December 2002 was 28.5 pence and the range during 2002 was 21 pence to 44 pence. No options were exercised during the year.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and 27 February 2003.

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group
- taking reasonable steps for the prevention and detection of fraud and other irregularities
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditors' report

To the members of Elementis plc
We have audited the financial statements, which comprise the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements, which have been prepared under the historical cost convention and the accounting policies set out in the notes to the financial statements. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ('the auditable part').

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the directors' responsibilities statement.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, Chief Executive's report, financial review, Board and senior management biographies, Report of the directors, Board report on corporate governance, the unaudited part of the Directors' remuneration report, the five year record and other information for shareholders.

We review whether the Board report on corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the loss and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27 February 2003

Consolidated profit & loss account

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	2002 £million	2001 restated £million
Turnover						
Continuing operations:						
Ongoing		361.4	–	–	361.4	392.9
Acquisitions		3.5	–	–	3.5	–
		364.9	–	–	364.9	392.9
Discontinued operations		–	–	–	–	137.5
Group turnover	2	364.9	–	–	364.9	530.4
Operating profit/(loss)						
Continuing operations:						
Ongoing		20.7	–	–	20.7	12.5
Acquisitions		(0.3)	–	–	(0.3)	–
Goodwill amortisation		–	(13.5)	–	(13.5)	(14.0)
Exceptionals		–	–	(44.7)	(44.7)	(5.1)
		20.4	(13.5)	(44.7)	(37.8)	(6.6)
Discontinued operations		–	–	–	–	2.4
	2,3,4	20.4	(13.5)	(44.7)	(37.8)	(4.2)
Associates		0.1	–	–	0.1	0.1
Total operating profit/(loss)		20.5	(13.5)	(44.7)	(37.7)	(4.1)
Profit on disposal of properties – continuing operations		–	–	4.8	4.8	–
Profit on disposal of properties – discontinued operations		–	–	1.4	1.4	–
Loss on disposal of businesses – continuing operations		–	–	(2.9)	(2.9)	–
Profit on disposal of businesses – discontinued operations		–	–	1.0	1.0	1.3
Profit/(loss) on ordinary activities before interest		20.5	(13.5)	(40.4)	(33.4)	(2.8)
Net interest payable	5	(0.8)	–	–	(0.8)	(0.5)
Profit/(loss) on ordinary activities before tax						
Before goodwill amortisation and exceptionals		19.7	–	–	19.7	14.5
Goodwill amortisation		–	(13.5)	–	(13.5)	(14.0)
Exceptionals		–	–	(40.4)	(40.4)	(3.8)
		19.7	(13.5)	(40.4)	(34.2)	(3.3)
Tax on profit/(loss) on ordinary activities	6	(4.9)	4.8	3.6	3.5	8.0
Profit on ordinary activities after tax		14.8	(8.7)	(36.8)	(30.7)	4.7
Minority interests – equity		(0.1)	–	–	(0.1)	(0.1)
Profit/(loss) for the financial year		14.7	(8.7)	(36.8)	(30.8)	4.6
Dividends – non-equity	7	–	–	–	–	(0.1)
Amount transferred (from)/to reserves	24	14.7	(8.7)	(36.8)	(30.8)	4.5

	Note				2002	2001 restated
(Loss)/earnings per ordinary share	8					
Basic and diluted					(7.1p)	1.0p
Basic and diluted before goodwill amortisation and exceptionals					3.4p	2.9p

Balance sheets
at 31 December 2002

		Group		Company	
			2001		
		2002	restated	2002	2001
	Note	£million	£million	£million	£million
Fixed assets					
Goodwill	14	**187.9**	219.2	–	–
Tangible fixed assets	15	**161.9**	192.0	–	–
Investments	16	**3.6**	3.8	**653.1**	653.1
		353.4	415.0	**653.1**	653.1
Current assets					
Stocks	17	**60.8**	56.3	–	–
Debtors	18	**76.6**	83.6	**2.6**	2.2
Cash at bank and in hand	20a	**44.4**	39.5	–	–
		181.8	179.4	**2.6**	2.2
Creditors: amounts falling due within one year					
Borrowings	20b	**(5.0)**	(5.8)	**(10.2)**	(5.6)
Creditors	19	**(78.0)**	(73.1)	**(0.2)**	(0.3)
		(83.0)	(78.9)	**(10.4)**	(5.9)
Net current assets/(liabilities)		**98.8**	100.5	**(7.8)**	(3.7)
Total assets less current liabilities		**452.2**	515.5	**645.3**	649.4
Creditors: amounts falling due after more than one year					
Borrowings	20b	**(76.8)**	(73.7)	–	–
Government grants		**(1.5)**	(0.8)	–	–
Amounts due to subsidiary undertakings		–	–	**(166.4)**	(159.6)
		(78.3)	(74.5)	**(166.4)**	(159.6)
Provisions for liabilities and charges	21	**(33.1)**	(34.5)	**(0.5)**	(0.6)
		(111.4)	(109.0)	**(166.9)**	(160.2)
Net assets excluding net pension liability		**340.8**	406.5	**478.4**	489.2
Net pension liability	22	**(63.6)**	(25.3)	–	–
Net assets including net pension liability		**277.2**	381.2	**478.4**	489.2
Capital and reserves					
Called up share capital	24	**23.4**	23.9	**23.4**	23.9
Share premium	24	**1.2**	1.2	**1.2**	1.2
Capital redemption reserve	24	**52.9**	43.4	**52.9**	43.4
Other reserves	24	–	–	**173.2**	182.3
Profit and loss account	24	**197.8**	310.0	**227.7**	238.4
Shareholders' funds		**275.3**	378.5	**478.4**	489.2
Minority interests		**1.9**	2.7	–	–
		277.2	381.2	**478.4**	489.2
Shareholders' funds					
Equity		**273.5**	376.2	**476.6**	486.9
Non-equity		**1.8**	2.3	**1.8**	2.3
		275.3	378.5	**478.4**	489.2

Geoff Gaywood/Brian Taylorson Directors
The financial statements were approved by the Board on 27 February 2003.

Cash flow statement

	Note	2002 £million	2001 £million
Net cash inflow from operating activities	27a	**38.0**	37.9
Returns on investments and servicing of finance			
Interest received		**5.0**	6.7
Interest paid		**(4.5)**	(11.5)
		0.5	(4.8)
Taxation		**1.7**	(7.2)
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		**(16.2)**	(16.8)
Disposal of fixed assets		**0.9**	0.8
Disposal of properties – exceptional		**9.4**	–
		(5.9)	(16.0)
Acquisitions and disposals			
Acquisition of businesses	25	**(28.2)**	(0.3)
Disposal of businesses	27e	**3.5**	16.6
		(24.7)	16.3
Cash inflow before use of liquid resources and financing		**9.6**	26.2
Financing			
Issue of ordinary shares		–	0.1
Redemption of B shares		**(9.6)**	(23.1)
Decrease in borrowings repayable within one year		**(0.8)**	(0.7)
Increase/(decrease) in borrowings repayable after one year		**7.4**	(12.7)
		(3.0)	(36.4)
Management of liquid resources			
Repayment of cash deposits		**4.1**	18.3
Increase in cash	27d	**10.7**	8.1

Movement in net borrowings

for the year ended 31 December 2002

		2002 £million	2001 £million
Change in net borrowings resulting from cash flows:			
Increase in cash		**10.7**	8.1
(Increase)/decrease in borrowings		**(6.6)**	13.4
Decrease in liquid resources		**(4.1)**	(18.3)
		–	3.2
Currency translation differences		**2.6**	(1.5)
Decrease in net borrowings		**2.6**	1.7
Net borrowings at beginning of the financial year		**(40.0)**	(41.7)
Net borrowings at end of the financial year	27c	**(37.4)**	(40.0)

Statement of total recognised gains and losses
for the year ended 31 December 2002

	2002 £million	2001 restated £million
(Loss)/profit for the financial year	**(30.8)**	4.6
Actuarial loss on pension and other post-retirement schemes	**(59.4)**	(86.2)
Deferred tax associated with pension and other post-retirement schemes	**18.2**	26.9
Currency translation differences	**(25.7)**	4.8
Taxation on currency translation differences on foreign currency borrowings	**1.5**	(1.0)
Total recognised losses for the year	**(96.2)**	(50.9)
Prior year adjustments	**(19.0)**	
Total recognised since last Annual Report	**(115.2)**	

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2002

	2002 £million	2001 restated £million
(Loss)/profit for the financial year	**(30.8)**	4.6
Dividends – redeemable B shares	**–**	(0.1)
Amounts transferred (from)/to reserves	**(30.8)**	4.5
Redemption of redeemable B shares (including issue costs)	**(9.6)**	(23.1)
Share option scheme allotments	**–**	0.1
Goodwill on businesses disposed	**2.6**	0.7
Actuarial loss on pension and other post-retirement schemes	**(59.4)**	(86.2)
Deferred tax associated with pension and other post-retirement schemes	**18.2**	26.9
Currency translation differences	**(25.7)**	4.8
Taxation on currency translation differences on foreign currency borrowings	**1.5**	(1.0)
Net decrease in shareholders' funds	**(103.2)**	(73.3)
At beginning of the financial year as restated*	**378.5**	451.8
At end of the financial year	**275.3**	378.5

*Shareholders' funds at beginning of period		
As originally stated	**397.5**	411.2
Prior year adjustments	**(19.0)**	40.6
As restated	**378.5**	451.8

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited (formerly Harrisons & Crosfield plc) by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements comprising the consolidated profit and loss account, balance sheets, cash flow statement, movement in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards in the UK. These are unchanged from the previous year with the exception of the changes below.

Elementis has adopted FRS17 'Retirement Benefits', which replaces SSAP24 'Accounting for Pension Costs'. In accordance with FRS17, the Group includes the net assets/liabilities of its defined benefit pension and post retirement medical benefit schemes in the financial statements. Current service costs, curtailment and settlement gains and losses, and financial returns are included in the profit and loss account in the period to which they relate. Actuarial gains and losses are recorded through the statement of total recognised gains and losses. The effect of this change of pension accounting policy is set out in note 29.

In accordance with FRS19 'Deferred Tax', which is effective for accounting periods ending on or after 23 January 2002, deferred tax is accounted for on a full provision basis recognising in total the potential future tax effects of past transactions. The effect of this change of deferred tax accounting policy is set out in note 29.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2002. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for the relevant period ended 31 December 2002.

Turnover Turnover is based on the invoiced value of the sale of goods and services. It excludes sales between Group undertakings, VAT and similar sales based taxes.

Foreign currencies Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related borrowings, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits In respect of the Group's defined benefit schemes, the full service cost of pension provision for the period, together with the cost of any benefits relating to past service is charged to the profit and loss account. The expected increase in the present value of scheme liabilities and the long-term expected return on assets based on the market value of the scheme assets at the start of the period, are included in the profit and loss account under 'net interest payable'. The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Any difference between the expected return on assets and that achieved is recognised in the statement of recognised gains and losses together with the difference from experience or assumption changes. The Group also operates a small number of defined contribution schemes and the contributions payable during the year are charged to the profit and loss account.

Employee Share Ownership Plans (ESOPs) ESOPs are included on the balance sheet where the Group has de facto control of the shares held by the ESOT. Where the shares are conditionally gifted or under option to employees/directors at below book value, the difference is amortised as an operating cost in accordance with UITF Abstract 13.

Research, development and intangible assets Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred.

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Rental costs arising from operating leases are charged against profit before interest as they arise.

1 Accounting policies (continued)

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles, fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Government grants Grants against capital expenditure from government and other bodies are accrued and released to the profit and loss account over the period during which the relevant assets are depreciated.

2 Segmental information

	Group turnover		Group operating profit/(loss)		Net assets	
	2002 £million	2001 £million	2002 £million	2001 restated £million	2002 £million	2001 restated £million
Analysis by activity						
Chromium						
Before exceptionals	**109.0**	126.9	**3.7**	2.6	**95.4**	118.0
Inter-group turnover	**(6.9)**	(8.0)	**–**	–	**–**	–
Exceptionals	**–**	–	**(39.5)**	–	**–**	–
	102.1	118.9	**(35.8)**	2.6	**95.4**	118.0
Pigments & Specialties						
Before goodwill amortisation and exceptionals	**225.0**	228.0	**18.7**	10.8	**284.6**	330.7
Goodwill amortisation	**–**	–	**(13.5)**	(14.0)	**–**	–
Exceptionals		–	**(4.5)**	–	**–**	–
	225.0	228.0	**0.7**	(3.2)	**284.6**	330.7
Specialty Rubber						
Before exceptionals	**37.8**	46.0	**(2.0)**	(0.9)	**19.9**	22.9
Exceptionals	**–**	–	**(0.7)**	(0.5)	**–**	–
	37.8	46.0	**(2.7)**	(1.4)	**19.9**	22.9
Group exceptionals		–	**–**	(4.6)	**–**	–
Total – continuing operations						
Before goodwill amortisation and exceptionals	**364.9**	392.9	**20.4**	12.5	**399.9**	471.6
Goodwill amortisation	**–**	–	**(13.5)**	(14.0)	**–**	–
Exceptionals	**–**	–	**(44.7)**	(5.1)	**–**	–
	364.9	392.9	**(37.8)**	(6.6)	**399.9**	471.6
Total – discontinued operations	**–**	137.5	**–**	2.4	**–**	–
Unallocated liabilities	**–**	–	**–**	–	**(122.7)**	(90.4)
	364.9	530.4	**(37.8)**	(4.2)	**277.2**	381.2

2 Segmental information (continued)

	Group turnover		Group operating profit/(loss)		Net assets	
	2002 £million	2001 £million	2002 £million	2001 restated £million	2002 £million	2001 restated £million
Analysis by area of operations						
Continuing operations:						
North America	**191.1**	213.3	**(39.4)**	(3.4)	**278.1**	334.8
Europe	**151.4**	156.7	**(1.0)**	(4.6)	**105.9**	122.6
Rest of the World	**22.4**	22.9	**2.6**	1.4	**15.9**	14.2
	364.9	392.9	**(37.8)**	(6.6)	**399.9**	471.6
Discontinued operations:						
North America	**–**	137.5	**–**	2.4	**–**	–
Unallocated liabilities	**–**	–	**–**	–	**(122.7)**	(90.4)
	364.9	530.4	**(37.8)**	(4.2)	**277.2**	381.2

Unallocated liabilities comprise:

	2002 £million	2001 restated £million
Net borrowings	**(37.4)**	(40.0)
Taxation and dividends	**(7.9)**	(11.2)
Post retirement benefits and government grants	**(65.0)**	(26.1)
Other	**(12.4)**	(13.1)
	(122.7)	(90.4)

	Continuing operations		Discontinued operations		Total	
	2002 £million	2001 £million	2002 £million	2001 £million	2002 £million	2001 £million
Group turnover analysed by geographical markets						
North America	**175.3**	197.0	**–**	137.5	**175.3**	334.5
Europe	**129.6**	134.6	**–**	–	**129.6**	134.6
Rest of the World	**60.0**	61.3	**–**	–	**60.0**	61.3
	364.9	392.9	**–**	137.5	**364.9**	530.4

3 Supplementary profit & loss account information

	Before exceptionals and goodwill amortisation £million	Exceptionals and goodwill amortisation £million	Acquisitions £million	2002 Total £million	2001 Total restated £million
Turnover	**361.4**	**–**	**3.5**	**364.9**	530.4
Cost of sales	**(236.4)**	**(44.7)**	**(3.2)**	**(284.3)**	(379.0)
Gross profit/(loss)	**125.0**	**(44.7)**	**0.3**	**80.6**	151.4
Distribution costs	**(61.5)**	**–**	**–**	**(61.5)**	(87.5)
Administrative expenses	**(42.8)**	**(13.5)**	**(0.6)**	**(56.9)**	(68.1)
Operating profit/(loss)	**20.7**	**(58.2)**	**(0.3)**	**(37.8)**	(4.2)

There were no discontinued operations in 2002. In 2001 discontinued operations contributed turnover of £137.5 million, cost of sales of £111.3 million, distribution costs of £20.6 million and administrative expenses of £3.2 million.

4 Exceptionals

	2002 £million	2001 restated £million
Operating exceptionals:		
Impairment charge against Chromium assets	**35.4**	–
Restructuring of combined Chromium businesses	**5.1**	–
Restructuring of Linatex business	**0.7**	0.5
Restructuring of Pigments & Specialties Birtley operation	**4.5**	–
Chromium insurance recovery	**(1.0)**	–
Costs of preparing company for sale	**–**	4.6
	44.7	5.1
Non-operating exceptionals:		
Profit on disposal of properties – continuing operations	**(4.8)**	–
Profit on disposal of properties – discontinued operations	**(1.4)**	–
Loss on disposal of businesses – continuing operations	**2.9**	–
Profit on disposal of businesses – discontinued operations	**(1.0)**	(1.3)
	(4.3)	(1.3)
	40.4	3.8
Tax credit on exceptionals	**(3.6)**	(4.9)
	36.8	(1.1)

The profit on disposal of businesses from discontinued operations includes £1.9 million in respect of a business that was sold in 1997.

5 Net interest payable

	2002 £million	2001 restated £million
Interest payable:		
On bank loans	**3.2**	10.1
On other loans	**0.2**	0.3
Unwinding of discount on environmental provisions	**1.0**	–
	4.4	10.4
Interest receivable:		
On bank deposits	**(1.5)**	(6.2)
On pension and post-retirement liabilities	**(0.1)**	(3.7)
Other finance income	**(2.0)**	–
	(3.6)	(9.9)
	0.8	0.5

Other finance income represents interest receivable in respect of refunds of corporation tax.

6 Taxation

a) Analysis of tax charge in the year

	2002 £million	2001 restated £million
Current tax:		
UK corporation tax at 30.0%	**2.2**	6.9
Double tax relief	**–**	(0.8)
Overseas corporation tax	**1.4**	0.8
Adjustments in respect of prior years	**(1.0)**	(9.2)
Recoverable ACT	**(1.5)**	(4.5)
Total current tax	**1.1**	(6.8)
Deferred tax:		
United Kingdom	**0.3**	0.5
Overseas	**(7.6)**	(7.9)
Adjustments in respect of prior periods	**2.3**	6.2
Recoverable ACT	**0.4**	–
Total deferred tax	**(4.6)**	(1.2)
Tax credit	**(3.5)**	(8.0)

b) Factors affecting tax charge for the year

	2002 £million	2001 restated £million
Loss on ordinary activities before tax	**(34.2)**	(3.3)
Tax on ordinary activities at 30.0%	**(10.3)**	(1.0)
Recoverable ACT	**(1.5)**	(4.5)
Differences in overseas effective tax rates	**4.3**	(1.4)
Expenses not deductible for tax purposes	**0.1**	6.4
Overseas tax losses unrelieved	**–**	2.2
Accelerated capital allowances	**(0.2)**	(0.1)
Deferred tax not provided on excess capital allowances and other timing differences	**9.7**	(0.4)
ACT utilised on remittance of overseas profits	**–**	1.1
Prior year adjustments	**(1.0)**	(9.1)
Current tax charge/(credit)	**1.1**	(6.8)

c) Factors that may affect future tax charges

The total tax charge in future periods will be affected by any changes in the corporation tax rates in force in the countries in which Elementis operates. The current tax charge will also be affected by the utilisation of surplus ACT and the utilisation of tax losses. The total tax charge will also be affected by the future recognition of the unprovided deferred tax in relation to losses.

7 Dividends

	2002 £million	2001 £million
Dividends on redeemable B shares (non-equity)	**–**	0.1

8 (Loss)/earnings per ordinary share

	2002 Loss for the financial year* £million	2002 Weighted average number of shares million	2002 Earnings per share pence	2001 Profit for the financial year* restated £million	2001 Weighted average number of shares million	2001 Earnings per share restated pence
Basic (loss)/earnings per share	**(30.8)**	**431.6**	**(7.1)**	4.5	431.5	1.0
Share options	**–**	**3.5**	**–**	–	3.6	–
Diluted (loss)/earnings per share	**(30.8)**	**435.1**	**(7.1)**	4.5	435.1	1.0
Basic (loss)/earnings per share	**(30.8)**	**431.6**	**(7.1)**	4.5	431.5	1.0
Goodwill amortisation net of taxation	**8.7**	**–**	**2.0**	9.0	–	2.1
Exceptionals net of taxation	**36.8**	**–**	**8.5**	(0.7)	–	(0.2)
Basic earnings per share before goodwill amortisation and exceptionals	**14.7**	**431.6**	**3.4**	12.8	431.5	2.9
Share options	**–**	**3.5**	**–**	–	3.6	–
Diluted earnings per share before goodwill amortisation and exceptionals	**14.7**	**435.1**	**3.4**	12.8	435.1	2.9

*after non-equity dividends.

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups.

9 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £1.2 million (2001: £112.1 million) is dealt with in the financial statements of the Company.

10 Fees paid to auditors

	Group 2002 £million	Group 2001 £million	Company 2002 £million	Company 2001 £million
Audit fees and expenses	**0.5**	0.4	**–**	–
Other fees paid to the Company's auditors:				
United Kingdom	**0.3**	2.7	**–**	2.2
Overseas	**0.3**	0.2	**–**	–
	0.6	2.9	**–**	2.2
Analysis of other fees by type of service:				
Accounting	**0.1**	0.1	**–**	–
Tax	**0.4**	0.6	**–**	–
Advisory	**0.1**	2.2	**–**	2.2
	0.6	2.9	**–**	2.2

Advisory fees in 2002 mainly relate to the acquisition whereas in 2001 they were incurred in preparing the Company for sale.

11 Employees

	2002 £million	2001 restated £million
Employee costs:		
Wages and salaries	**62.1**	79.5
Social security costs	**5.0**	6.8
Pension costs (including other post-retirement costs)	**5.4**	6.5
	72.5	92.8

	2002 Number	2001 Number
Average number of persons employed:		
Chromium	**436**	446
Pigments & Specialties	**1,140**	1,157
Specialty Rubber	**605**	645
Continuing operations	**2,181**	2,248
Discontinued operations	–	434
	2,181	2,682

12 Directors' emoluments

Detailed information on directors' emoluments, including performance related bonuses and long-term incentives, is provided in the Directors' remuneration report.

13 Related party transactions

There were no material related party transactions entered into during 2002.

14 Goodwill

	£million
Group	
Cost	
At 1 January 2002	272.7
Currency translation differences	(23.2)
At 31 December 2002	249.5
Amortisation	
At 1 January 2002	53.5
Charge for the year	13.5
Currency translation differences	(5.4)
At 31 December 2002	61.6
Net book value	
At 31 December 2002	187.9
At 31 December 2001	219.2

15 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures, fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2002	99.9	280.7	21.3	6.5	408.4
Additions	–	1.8	0.5	13.4	15.7
Disposals	(6.2)	(2.9)	(1.2)	–	(10.3)
Business acquisition	2.7	19.1	–	–	21.8
Business disposal	–	(2.4)	–	–	(2.4)
Transfers	1.8	3.3	0.7	(5.8)	–
Reclassification	–	1.4	–	–	1.4
Currency translation differences	(4.9)	(13.8)	(1.2)	(1.0)	(20.9)
At 31 December 2002	93.3	287.2	20.1	13.1	413.7
Depreciation					
At 1 January 2002	42.6	157.6	16.2	–	216.4
Charge for the year	3.0	13.4	1.9	–	18.3
Disposals	(2.1)	(0.7)	(1.1)	–	(3.9)
Business disposal	–	(1.2)	–	–	(1.2)
Impairment charge	5.7	27.2	–	0.3	33.2
Reclassification	(0.3)	0.3	–	–	–
Currency translation differences	(2.2)	(7.9)	(0.9)	–	(11.0)
At 31 December 2002	46.7	188.7	16.1	0.3	251.8
Net book value					
At 31 December 2002	46.6	98.5	4.0	12.8	161.9
At 31 December 2001	57.3	123.1	5.1	6.5	192.0

Group capital expenditure contracted but not provided for in these financial statements amounted to £0.6 million (2001: £1.2 million). During the year £0.1 million (2001: £nil million) was released to the profit and loss account in respect of government grants received.

Land and buildings at cost comprised the following at 31 December 2002:

	Group	
	2002 £million	2001 £million
Freehold property	**88.4**	92.7
Property on short leases	**4.9**	7.2
	93.3	99.9

16 Investments

	Own shares £million	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group				
Associated undertakings				
At 1 January 2002	–	1.8	0.3	2.1
Retained profits	–	–	0.1	0.1
Currency translation differences	–	(0.2)	–	(0.2)
At 31 December 2002	–	1.6	0.4	2.0
Other investments				
At 1 January 2002	**1.7**	1.7	–	3.4
Currency translation differences	–	(0.1)	–	(0.1)
At 31 December 2002	**1.7**	1.6	–	3.3
Provided at 1 January 2002 and 31 December 2002	**1.7**	–	–	1.7
Net book value				
At 31 December 2002	–	1.6	–	1.6
At 31 December 2001	–	1.7	–	1.7

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business.

	Own shares £million	Unlisted loan £million	Unlisted shares at cost £million	Total £million
Company				
Subsidiary undertakings				
Cost at 1 January 2002 and 31 December 2002	1.7	759.0	0.1	760.8
Provision for impairment – at 1 January 2002 and 31 December 2002	(1.7)	(106.0)	–	(107.7)
At 31 December 2002	–	653.0	0.1	653.1

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary. The provision for impairment was made following a directors' valuation of the subsidiary undertakings using a discounted cash flow methodology. The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary.

The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value. Own shares are shares held by an Employee Share Ownership Trust in view of its contingent obligations to transfer ownership of shares to employees in the future arising under the Performance Share Plan referred to in the Directors' remuneration report. The cost of the shares held by the Trust is charged to the profit and loss account over the relevant period until the shares vest unconditionally.

17 Stocks

	Group 2002 £million	Group 2001 £million
Raw materials and consumables	**12.3**	12.8
Work in progress	**9.8**	6.2
Finished goods and goods purchased for resale	**38.7**	37.3
	60.8	56.3

18 Debtors

	Group		Company	
	2002 £million	2001 restated £million	2002 £million	2001 £million
Trade debtors	**51.3**	53.8	**–**	–
Corporate tax recoverable	**8.5**	10.1	**2.6**	2.2
ACT recoverable	**1.5**	1.5	**–**	–
Other debtors	**9.8**	13.5	**–**	–
Prepayments and accrued income	**5.5**	4.7	**–**	–
	76.6	83.6	**2.6**	2.2

Other debtors for the Group include £0.4 million (2001: £0.6 million) falling due after more than one year.

19 Creditors: amounts falling due within one year

	Group		Company	
	2002 £million	2001 £million	2002 £million	2001 £million
Trade creditors	**43.9**	38.8	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**0.1**	0.1
Amounts owed to associated undertakings	**1.5**	1.8	**–**	–
Corporate tax payable	**16.0**	16.4	**–**	–
Other taxes and social security	**2.0**	0.9	**–**	–
Other creditors	**4.6**	5.6	**–**	–
Accruals and deferred income	**10.0**	9.6	**0.1**	0.2
	78.0	73.1	**0.2**	0.3

20 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Policies in respect of financial instruments are contained within the Treasury section of the financial review.

(a) Cash at bank and in hand

	Group	
	2002 £million	2001 £million
Sterling cash deposits	**14.5**	17.3
US dollar cash deposits	**–**	1.4
Cash at bank	**29.9**	20.8
	44.4	39.5

Sterling and US dollar cash deposits are placed on the UK money markets at floating bank deposit interest rates for periods of up to three months. Cash at bank is primarily held in sterling and US dollars.

20 Financial instruments (continued)

(b) ***Borrowings***

	Group		Company	
	2002 £million	2001 £million	2002 £million	2001 £million
Borrowings repayable within one year	**5.0**	5.8	**10.2**	5.6
Borrowings repayable after one year	**76.8**	73.7	**–**	–
	81.8	79.5	**10.2**	5.6
Bank borrowings – repayable				
In one year or less, or on demand	**0.7**	0.2	**5.9**	–
In more than one and less than two years	**76.8**	–	**–**	–
In more than two and less than five years	**–**	73.7	**–**	–
	77.5	73.9	**5.9**	–
Borrowings other than bank borrowings				
Loan notes	**4.3**	5.6	**4.3**	5.6
	4.3	5.6	**4.3**	5.6

Bank borrowings are unsecured.

Borrowings other than bank borrowings are repayable in one year or less or on demand. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of holders on any interest payment date, and in any event on 30 April 2005.

The Group had undrawn committed facilities available to it at 31 December 2002 of £174.5 million (2001: £178.0 million); these expire in more than one year, and less than two years.

All borrowings at 31 December 2002 and 31 December 2001 were at floating rates. The currency profile of the borrowings was:

	2002 £million	2001 £million
Sterling	**4.3**	5.6
US dollar	**55.9**	54.5
Euro	**19.6**	18.4
Other	**2.0**	1.0
	81.8	79.5

The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2002 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

					2002
	Sterling £million	US dollar £million	Euro £million	Other £million	Total £million
Functional currency					
Sterling	–	5.2	7.3	0.1	12.6
US dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other	–	2.6	–	–	2.6
	–	7.8	7.3	0.1	15.2

					2001
	Sterling £million	US dollar £million	Euro £million	Other £million	Total £million
Functional currency					
Sterling	–	2.5	8.5	0.1	11.1
US dollar	–	–	–	0.5	0.5
Euro	–	–	–	–	–
Other	–	0.6	0.6	(0.2)	1.0
	–	3.1	9.1	0.4	12.6

21 Provisions for liabilities and charges

	Deferred tax restated £million	Environmental £million	Restructuring £million	Self insurance £million	Total restated £million
Group					
At 1 January 2002	6.3	20.9	1.9	5.4	34.5
Charge/(credit) to profit and loss account	(5.7)	1.5	6.5	1.7	4.0
Utilised during the year	–	(1.3)	(1.9)	(1.8)	(5.0)
Acquisition of business	–	0.2	–	–	0.2
Currency translation differences	1.3	(1.4)	(0.1)	(0.4)	(0.6)
At 31 December 2002	1.9	19.9	6.4	4.9	33.1

Environmental provisions relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group; these provisions have been made where the Group believes that it is probable that expenditure will be incurred and have been derived using a discounted cash flow methodology. Restructuring provisions at 31 December 2002 primarily related to the Corpus Christi plant in Chromium and the Birtley site in Pigments & Specialties. Self insurance provisions at 31 December 2002 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring provisions are expected to be utilised during 2003 and self insurance provisions are expected to be utilised within five years.

Deferred tax provision comprises:

	2002 £million	2001 restated £million
Accelerated capital allowances	**39.7**	37.7
Other timing differences	**(37.8)**	(31.4)
	1.9	6.3

At 31 December 2002 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £18.7 million (2001: £22.7 million) before allowing for amounts set against deferred tax liabilities of £6.3 million (2001: £2.6 million). Deferred tax assets not recognised in respect of tax losses carried forward at 31 December 2002 were £23.9 million (2001: £nil).

22 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes in the UK and US are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement. The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. At 31 December 2002, approximately 581 (2001: 589) current and retired employees were potentially eligible to receive benefits. The Group has adopted in full the requirements of FRS17 and the effect of this change of accounting policy is set out in note 29. The total cost of post-retirement health care and pensions to the Group was £5.4 million (2001: £6.5 million), of which £2.7 million (2001: £4.1 million) related to overseas schemes.

A full actuarial valuation was carried out at 30 September 2002 for the UK scheme and at 1 January 2002 for the US schemes. The actuaries updated these valuations to 31 December 2002. The major assumptions used by the actuaries were:

	2002 UK schemes	2002 US schemes	2001 UK schemes	2001 US schemes	2000 UK schemes	2001 US schemes
Rate of increase in salaries	**4.30%**	**4.70%**	4.50%	4.70%	4.50%	4.70%
Rate of increase in pensions in payment	**2.30%**	–	2.50%	–	2.50%	–
Discount rate	**5.75%**	**6.50%**	6.00%	6.75%	6.50%	7.00%
Inflation assumption	**2.30%**	**3.50%**	2.50%	3.50%	2.50%	3.50%

The main assumptions for the PRMB scheme are a discount rate of 6.50% per annum (2001: 6.50%) and a health care cost trend of 10.00% and 11.00% per annum for claims pre age 65 and post 65 respectively, reducing to 4.50% per annum by 2009 (2001: 5.40%).

Actuarial valuations of pension schemes in other jurisdictions have not been updated for FRS17 purposes because of the costs involved and the considerably smaller scheme size and number of employees involved.

22 Pensions and other post-retirement benefits (continued)

The assets in the defined benefit pension schemes and the expected rates of return were:

	Expected long-term rate of return at year end					
	2002 UK schemes	2002 US schemes	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes	2000 US schemes
Equities	**8.0%**	**8.5%**	8.0%	8.5%	8.0%	8.5%
Bonds	**4.1%**	**6.0%**	4.8%	6.0%	4.5%	6.0%
Property	**–**	**–**	6.4%	–	6.2%	–
Cash & insured annuities	**4.0%**	**–**	5.0%	–	5.9%	–

	Value at year end					
	2002 UK schemes £million	2002 US schemes £million	2001 UK schemes £million	2001 US schemes £million	2000 UK schemes £million	2000 US schemes £million
Equities	**127.5**	**25.2**	239.2	27.5	274.4	29.4
Bonds	**147.8**	**11.1**	128.9	17.5	143.4	21.2
Property	**–**	**–**	8.9	–	11.8	–
Cash & insured annuities	**24.7**	**1.3**	30.5	1.8	34.2	1.7
	300.0	**37.6**	407.5	46.8	463.8	52.3

The net pension liability was as follows:

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Total market value of assets	**300.0**	**37.6**	**–**	**337.6**
Obligations in respect of business disposals	**(7.9)**	**–**	**–**	**(7.9)**
Present value of scheme liabilities	**(347.8)**	**(60.7)**	**(14.3)**	**(422.8)**
Deficit in the schemes	**(55.7)**	**(23.1)**	**(14.3)**	**(93.1)**
Related deferred tax asset	**15.9**	**9.0**	**5.6**	**30.5**
Net pension liability	**(39.8)**	**(14.1)**	**(8.7)**	**(62.6)**

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Total market value of assets	407.5	46.8	–	454.3
Obligations in respect of business disposals	(72.7)	–	–	(72.7)
Present value of scheme liabilities	(346.0)	(62.5)	(11.6)	(420.1)
Deficit in the schemes	(11.2)	(15.7)	(11.6)	(38.5)
Related deferred tax asset	3.4	6.1	4.5	14.0
Net pension liability	(7.8)	(9.6)	(7.1)	(24.5)

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2002 was £1.0 million (2001: £0.8 million).

22 Pensions and other post-retirement benefits (continued)

The following amounts have been recognised in the performance statements in the year to 31 December 2002:

	2002 UK pension schemes £million	2002 US pension schemes £million	2002 US PRMB scheme £million	2002 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	**(2.7)**	**(1.9)**	**(0.2)**	**(4.8)**
Net interest payable receivable/(payable)				
Expected return on pension scheme assets	**21.8**	**3.3**	**–**	**25.1**
Interest on pension scheme liabilities	**(20.2)**	**(3.9)**	**(0.9)**	**(25.0)**
Net return	**1.6**	**(0.6)**	**(0.9)**	**0.1**
Net profit & loss account credit/(charge)	**(1.1)**	**(2.5)**	**(1.1)**	**(4.7)**
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	**(57.0)**	**(8.4)**	**–**	**(65.4)**
Experience gains and losses arising on scheme liabilities	**13.0**	**0.3**	**(0.3)**	**13.0**
Changes in assumptions underlying the present value of scheme liabilities	**(2.3)**	**(2.0)**	**(2.7)**	**(7.0)**
Actuarial loss recognised	**(46.3)**	**(10.1)**	**(3.0)**	**(59.4)**
Movement in deficit during the year				
Deficit in schemes at beginning of the year	**(11.2)**	**(15.7)**	**(11.6)**	**(38.5)**
Current service cost (incl. member contributions)	**(3.5)**	**(1.9)**	**(0.2)**	**(5.6)**
Contributions (incl. member contributions)	**3.7**	**3.1**	**1.2**	**8.0**
Net interest receivable/(payable)	**1.6**	**(0.6)**	**(0.9)**	**0.1**
Actuarial loss	**(46.3)**	**(10.1)**	**(3.0)**	**(59.4)**
On acquisition of business	**–**	**–**	**(1.1)**	**(1.1)**
Currency translation differences	**–**	**2.1**	**1.3**	**3.4**
Deficit in schemes at end of the year	**(55.7)**	**(23.1)**	**(14.3)**	**(93.1)**

In addition to the current service cost above, £0.6 million (2001: £1.3 million) was charged to the profit and loss account in respect of defined contribution schemes.

22 Pensions and other post-retirement benefits (continued)

	2001 UK pension schemes £million	2001 US pension schemes £million	2001 US PRMB scheme £million	2001 Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.4)	(2.5)	(0.2)	(5.1)
Past service cost	–	(0.1)	–	(0.1)
Total operating charge	(2.4)	(2.6)	(0.2)	(5.2)
Profit on disposal of business discontinued operations				
Curtailment gain on disposal of HCI	–	–	1.5	1.5
Total exceptional credit	–	–	1.5	1.5
Net interest receivable/(payable)				
Expected return on pension scheme assets	24.8	3.9	–	28.7
Interest on pension scheme liabilities	(20.3)	(3.9)	(0.8)	(25.0)
Net return	4.5	–	(0.8)	3.7
Net profit & loss account charge/(credit)	2.1	(2.6)	0.5	–
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	(55.3)	(7.1)	–	(62.4)
Experience gains and losses arising on scheme liabilities	2.2	(0.3)	(0.8)	1.1
Changes in assumptions underlying the present value of scheme liabilities	(23.0)	(1.7)	(0.2)	(24.9)
Actuarial loss recognised	(76.1)	(9.1)	(1.0)	(86.2)
Movement in deficit during the year				
Deficit in schemes at beginning of the year	60.3	(4.1)	(11.5)	44.7
Current service cost (incl. member contributions)	(2.9)	(2.5)	(0.2)	(5.6)
Contributions (incl. member contributions)	3.0	0.2	0.6	3.8
Curtailment gain on disposal of HCI	–	–	1.5	1.5
Net interest receivable/(payable)	4.5	–	(0.8)	3.7
Actuarial loss	(76.1)	(9.1)	(1.0)	(86.2)
Currency translation differences	–	(0.2)	(0.2)	(0.4)
Deficit in schemes at end of the year	(11.2)	(15.7)	(11.6)	(38.5)

Employer contributions in 2002 were £3.1 million (2001: £2.4 million) to UK schemes, £4.2 million (2001: £0.2 million) to US schemes, and £0.4 million (2001: £1.1 million) in respect of other schemes. Contributions in 2003 at current exchange rates are expected to be £13.1 million.

22 Pensions and other post-retirement benefits (continued)

Details of experience gains and losses for the year to 31 December	UK pension schemes 2002 £million	US pension schemes 2002 £million	UK pension schemes 2001 £million	US pension schemes 2001 £million
Difference between the expected and actual return on scheme assets:				
Amount	**(57.0)**	**(8.4)**	(55.3)	(7.1)
Percentage of net scheme assets	**(20.7%)**	**(20.9%)**	(16.5%)	(15.2%)
Experience gains and losses on scheme liabilities:				
Amount	**13.0**	**–**	2.2	(0.3)
Percentage of the present value of the scheme liabilities	**3.7%**	**–**	0.6%	(0.5%)
Total amount recognised in statement of total recognised gains and losses:				
Amount	**(46.3)**	**(10.1)**	(76.1)	(10.1)
Percentage of the present value of the scheme liabilities	**13.3%**	**13.5%**	22.0%	13.6%

23 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings		*Other*	
	2002 £million	2001 £million	2002 £million	2001 £million
Leases terminating:				
Within one year	**1.1**	1.5	**0.5**	0.7
Between one and five years	**2.2**	2.6	**0.6**	1.3
After five years	**0.4**	–	**–**	0.1
	3.7	4.1	**1.1**	2.1

Operating lease rentals charged to the profit and loss account in the year amounted to £3.4 million (2001: £4.5 million), including £1.2 million (2001: £2.1 million) for plant and machinery.

24 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and *fully paid* B share capital £million	Share premium account £million	*Capital* redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2002 as originally stated	21.6	2.3	1.2	43.4	329.0	397.5
Prior year adjustment	–	–	–	–	(19.0)	(19.0)
At 1 January 2002 as restated	21.6	2.3	1.2	43.4	310.0	378.5
Retained loss for the year	–	–	–	–	(30.8)	(30.8)
Goodwill on businesses disposed	–	–	–	–	2.6	2.6
Currency translation differences	–	–	–	–	(25.7)	(25.7)
Taxation on currency translation differences on foreign currency borrowings	–	–	–	–	1.5	1.5
Issue of B shares	–	9.0	–	–	(9.1)	(0.1)
Redemption of B shares	–	(9.5)	–	9.5	(9.5)	(9.5)
Actuarial loss on pension scheme	–	–	–	–	(59.4)	(59.4)
Deferred tax associated with loss on pension scheme	–	–	–	–	18.2	18.2
At 31 December 2002	21.6	1.8	1.2	52.9	197.8	275.3

24 Share capital and reserves (continued)

At 31 December 2002, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £52.7 million (2001: £55.3 million).

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2002	21.6	2.3	1.2	43.4	182.3	238.4	489.2
Retained loss for the year	–	–	–	–	–	(1.2)	(1.2)
Issue of B shares	–	9.0	–	–	(9.1)	–	(0.1)
Redemption of B shares	–	(9.5)	–	9.5	–	(9.5)	(9.5)
At 31 December 2002	21.6	1.8	1.2	52.9	173.2	227.7	478.4

The authorised share capital of the Company at 31 December 2002 was £32.0 million (2001: £32.0 million) in 5 pence ordinary shares and £125.0 million (2001: £125.0 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2002 and 31 December 2002	431,576	21.6

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2002	230,380	2.3
Issue of B shares	906,318	9.0
Redemption of B shares	(953,741)	(9.5)
At 31 December 2002	182,957	1.8

On 2 May 2002, 431,575,581 redeemable B shares were issued to ordinary shareholders at the rate of 1.0 redeemable B shares for every 1 ordinary share held. On 4 November 2002, 474,742,328 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held.

Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered.

Holders of redeemable B shares were given the opportunity to redeem their shares on 2 May 2002 and 4 November 2002. As a result, 953,740,576 redeemable B shares were purchased for cash at their nominal value of 1 penny and cancelled.

24 Share capital and reserves (continued)

At 31 December 2002, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each.

	Exercise price per share	2002 Number	2001 Number
Share option scheme 1987 normally exercisable between:			
1 May 1995 and 1 May 2002	119.1p	–	182,902
11 May 1996 and 11 May 2003	168.5p	**65,893**	125,146
13 September 1997 and 13 September 2004	184.8p	**74,610**	149,263
19 September 1998 and 19 September 2005	152.5p	**78,574**	148,026
5 November 1999 and 5 November 2006	132.8p	**79,159**	160,657
		298,236	765,994
Share option scheme 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	**99,549**	129,403
15 September 2001 and 15 September 2008	86.0p	**78,488**	139,534
1 April 2002 and 1 April 2009	92.8p	**160,607**	286,604
31 March 2003 and 31 March 2010	69.5p	**2,142,296**	2,683,927
7 March 2004 and 7 March 2011	97.9p	**1,803,929**	2,751,343
10 September 2004 and 10 September 2011	56.5p	**2,223,451**	2,545,264
10 April 2005 and 10 April 2012	29.0p	**3,396,556**	–
		9,904,876	8,536,075
UK savings related share option scheme 1989 exercisable within six months of:			
1 November 1999 or 1 November 2001	147.2p	–	12,810
1 January 2000 or 1 January 2002	111.4p	–	48,416
1 November 2000 or 1 November 2002	123.6p	**30,920**	35,968
		30,920	97,194
UK savings related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	**90,844**	176,382
1 December 2002 or 1 December 2004	93.4p	**101,491**	115,053
1 June 2003 or 1 June 2005	53.4p	**428,477**	837,133
1 May 2004 or 1 May 2006	78.3p	**175,069**	231,570
1 December 2004 or 1 December 2006	45.2p	**265,608**	801,467
1 June 2005 or 1 June 2007	21.9p	**3,328,677**	–
		4,390,166	2,161,605
US savings related share option scheme exercisable within three months of:			
10 April 2002	80.0p	–	340,936
1 March 2003	85.0p	**43,948**	76,394
2 October 2003	34.0p	**364,599**	1,105,816
20 March 2004	25.0p	**1,288,912**	–
		1,697,459	1,523,146
Performance Share Plan exercisable between:			
1 January 2002 and 14 October 2006	1.0p	–	479,600
1 January 2003 and 11 April 2007	1.0p	**388,406**	664,059
1 January 2004 and 31 January 2008	1.0p	**629,733**	1,006,258
1 January 2005 and 11 November 2009	1.0p	**1,325,540**	–
		2,343,679	2,149,917

The share option schemes 1987 and 1998 are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets.

The UK savings related share option schemes 1989 and 1998 are schemes under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US savings related share option scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price on the date of grant, discounted by 15 per cent.

The Company has taken advantage of the exemption for Inland Revenue approved employee SAYE schemes provided by UITF abstract 17.

Details of the Performance Share Plan are shown in the Directors' remuneration report.

25 Acquisition

On 6 December 2002 the Group acquired the chromium chemical business of Occidental Chemical Corporation for a consideration including costs of £26.9 million. Deferred consideration of £3.8 million is payable in relation to the acquisition based on the achievement of certain profitability targets of the combined chromium businesses. The performance targets relate to 2004 and 2005 and given the current economic trading environment no provision has been made at 31 December 2002. This estimate will be revised as further and more certain information becomes available with corresponding adjustments to goodwill.

The net book values acquired are set out below:

	Book value on acquisition £million	Fair value adjustments £million	Fair value to the Group £million
Tangible fixed assets	27.6	(5.8)	21.8
Stock	6.0	–	6.0
Pension liability	–	(0.7)	(0.7)
Provisions for liabilities and charges	–	(0.2)	(0.2)
Net assets acquired	33.6	(6.7)	26.9

Fair value adjustments

The fair value adjustments are to make appropriate provision for post retirement health care in respect of those employees that transferred across with the business and to make appropriate provision for environmental liabilities. Fixed assets have been included at the lower of the depreciated replacement cost and the recoverable amount which has been assessed at the higher of the value in use and the net realisable value.

Cash flows arising on acquisition

	£million
Cash consideration paid	25.4
Costs of acquisition	1.5
	26.9
Deferred consideration paid on prior year acquisitions	1.3
Cash flow	28.2

26 Contingent liabilities

The Group was notified of a potential warranty claim in 1998, under the contract for the sale of Pauls Malt Limited, relating to export refunds from the Intervention Board for Agricultural Produce (now the Rural Payments Agency). Should such a claim materialise, this will be vigorously defended and, in any event, in the opinion of the directors, this will not have a significant effect on the financial position of the Group.

27 Cash flow statement

(a) Net cash inflow from operating activities

	2002 £million	2001 restated £million
Operating loss	**(37.7)**	(4.1)
Operating exceptionals	**44.7**	5.1
Goodwill amortisation	**13.5**	14.0
Depreciation (less grants credited)	**18.3**	18.8
Earnings before interest, tax, depreciation and amortisation	**38.8**	33.8
Share of profits of associated undertakings	**(0.1)**	(0.1)
Cash inflow/(outflow) on exceptionals	**0.3**	(5.2)
(Increase)/decrease in stocks	**(3.0)**	6.6
Decrease in debtors	**0.6**	13.5
Increase/(decrease) in creditors	**7.3**	(10.3)
Provisions movement	**(2.6)**	(2.3)
Pension contributions net of current service cost	**(3.3)**	1.9
	38.0	37.9
Continuing operations	**38.0**	37.1
Discontinued operations	**–**	0.8
	38.0	37.9

27 Cash flow statement (continued)

(b) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowings

	2002 £million	2001 £million
Cash inflow before use of liquid resources and financing	**9.6**	26.2
Redemption of B shares (including issue costs)	**(9.6)**	(23.1)
Issue of ordinary share capital – share options	**–**	0.1
Currency translation differences	**2.6**	(1.5)
Decrease in net borrowings	**2.6**	1.7

Redeemable B shares of nominal value £9.0 million were issued for nil consideration during the year (2001: £23.3 million).

(c) Analysis of changes in net (borrowings)/cash during the year

	1 January 2002 £million	Cash flow £million	Currency translation differences £million	31 December 2002 £million
Net cash repayable on demand	20.8	10.7	(1.6)	29.9
Cash deposits refundable within one year	18.7	(4.1)	(0.1)	14.5
Borrowings repayable within one year	(5.8)	0.8	–	(5.0)
Borrowings repayable after one year	(73.7)	(7.4)	4.3	(76.8)
Net (borrowings)/cash	(40.0)	–	2.6	(37.4)

(d) (Borrowings)/cash repayable on demand

	2002 £million	2001 £million	Change in year £million
Cash at bank and in hand	**44.4**	39.5	4.9
Bank borrowings repayable within one year	**(0.7)**	(0.2)	(0.5)
Other borrowings repayable within one year	**(4.3)**	(5.6)	1.3
	39.4	33.7	5.7
Borrowings and deposits repayable within one year not repayable on demand:			
Bank deposits	**(14.5)**	(18.7)	4.2
Bank borrowings	**0.7**	0.2	0.5
Other borrowings	**4.3**	5.6	(1.3)
Net cash repayable on demand	**29.9**	20.8	9.1
Currency translation differences			1.6
Increase in cash per cash flow statement			10.7

(e) Disposal of business

	2002 £million	2001 restated £million
Net assets disposed of		
Fixed assets	**1.2**	–
Stocks	**0.7**	13.5
Debtors	**–**	20.6
Creditors	**–**	(17.5)
	1.9	16.6
Accrued costs & related items	**1.4**	2.8
Goodwill previously charged against reserves	**2.6**	0.7
(Loss)/gain on disposal	**(1.9)**	1.3
Gross consideration	**4.0**	21.4
Costs of disposal	**(0.5)**	(1.7)
	3.5	19.7
Deferred consideration	**–**	(3.1)
Net proceeds on disposal of business	**3.5**	16.6

The net proceeds from business disposals relate to Teolin, which was sold for £0.1 million, the anhydrous aluminium chloride business which was sold for £1.5 million and proceeds of £1.9 million from the sale of H&C Lumber which occurred in 1997. The subsidiary undertakings disposed of during the year had no significant contribution to the net cash inflow from operating activities.

28 Principal trading investments

		Country of incorporation and operation
Subsidiary undertakings		
Elementis UK Limited trading as:		United Kingdom
Elementis Chromium	Chromium chemicals	
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates, zinc products	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia, and Belgium)	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America

Notes:

1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

29 Prior year adjustments

The effect of adopting FRS17 and FRS19 on the current and comparative amounts are as follows:

	Year ended 31 December 2002				Year ended 31 December 2001			
	Without changes in accounting policies £million	Adoption of FRS17 £million	Adoption of FRS19 £million	As reported £million	As previously reported £million	Adoption of FRS17 £million	Adoption of FRS19 £million	Restated £million
Profit and loss account								
Operating loss	**(41.5)**	**3.8**	**–**	**(37.7)**	(0.9)	(3.2)	–	(4.1)
Net interest payable	**(0.9)**	**0.1**	**–**	**(0.8)**	(4.2)	3.7	–	(0.5)
Loss on ordinary activities before tax	**(38.1)**	**3.9**	**–**	**(34.2)**	(3.7)	0.4	–	(3.3)
Tax on loss on ordinary activities	**(0.9)**	**0.2**	**4.2**	**3.5**	8.5	(0.9)	0.4	8.0
Profit/(loss) for the financial year	**(39.1)**	**4.1**	**4.2**	**(30.8)**	4.7	(0.5)	0.4	4.6
Statement of total recognised gains and losses								
Actuarial loss on pension scheme	**–**	**(59.4)**	**–**	**(59.4)**	–	(86.2)	–	(86.2)
Deferred tax on actuarial loss	**–**	**18.2**	**–**	**18.2**	–	26.9	–	26.9
Currency translation differences	**(29.1)**	**3.4**	**–**	**(25.7)**	5.0	(0.2)	–	4.8
Prior year adjustment	**–**	**(19.0)**	**–**	**(19.0)**	–	–	–	–
Balance sheet								
Debtors	**77.6**	**(1.0)**	**–**	**76.6**	86.6	(3.0)	–	83.6
Provisions for liabilities and charges	**(45.8)**	**13.9**	**(1.2)**	**(33.1)**	(43.8)	14.5	(5.2)	(34.5)
Pension liability	**–**	**(63.6)**	**–**	**(63.6)**	–	(25.3)	–	(25.3)
Shareholders' funds	**327.2**	**(50.7)**	**(1.2)**	**275.3**	397.5	(13.8)	(5.2)	378.5
(Loss)/earnings per ordinary share								
Basic and diluted (loss)/earnings	**(9.0)**	**0.9**	**1.0**	**(7.1)**	1.1	(0.2)	0.1	1.0
Basic and diluted before goodwill amortisation and exceptionals	**2.3**	**0.9**	**0.2**	**3.4**	4.0	(0.2)	(0.9)	2.9

Five year record

	2002 £million	2001 £million	2000 £million	1999 £million	1998 £million
Turnover					
Chromium	**102.1**	118.9	124.8	112.8	124.4
Pigments & Specialties	**225.0**	228.0	234.9	222.9	213.9
Specialty Rubber	**37.8**	46.0	54.1	54.9	56.7
Continuing operations	**364.9**	392.9	413.8	390.6	395.0
Discontinued operations	–	137.5	160.0	144.5	647.6
Turnover: Group and share of joint venture	**364.9**	530.4	573.8	535.1	1,042.6
Less share of discontinued joint venture's turnover	–	–	–	–	(68.2)
Group turnover	**364.9**	530.4	573.8	535.1	974.4
Operating profit/(loss)					
Chromium	**3.7**	2.6	23.7	20.3	27.1
Pigments & Specialties	**18.7**	10.8	31.1	28.5	27.1
Specialty Rubber	**(2.0)**	(0.9)	2.6	2.4	4.7
Continuing operations before exceptionals and goodwill amortisation	**20.4**	12.5	57.4	51.2	58.9
Goodwill amortisation	**(13.5)**	(14.0)	(13.3)	(12.5)	(11.2)
Exceptionals	**(44.7)**	(5.1)	(3.0)	(15.3)	(3.2)
Discontinued operations	–	2.4	6.0	5.5	(4.4)
Joint venture – discontinued operations	–	–	–	–	2.1
Associated undertakings	**0.1**	0.1	0.1	0.1	(0.1)
Profit/(loss) on disposal/termination of businesses & fixed assets	**4.3**	1.3	–	6.6	(21.9)
Profit/(loss) before interest	**(33.4)**	(2.8)	47.2	35.6	20.2
Net interest payable	**(0.8)**	(0.5)	(5.1)	(5.4)	(10.6)
Profit/(loss) before tax	**(34.2)**	(3.3)	42.1	30.2	9.6
Tax	**3.5**	8.0	(7.8)	(10.5)	(8.4)
Minority interests	**(0.1)**	(0.1)	(0.1)	0.3	–
Profit/(loss) for the financial year	**(30.8)**	4.6	34.2	20.0	1.2
Basic					
Earnings/(loss) per ordinary share (pence)	**(7.1)**	1.0	7.9	4.6	0.3
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.4**	2.9	11.6	9.3	9.0
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**(7.1)**	1.0	7.9	4.6	0.3
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**3.4**	2.9	11.5	9.3	9.0
Dividends per ordinary share (pence)	–	–	–	2.0	5.0
Dividend cover (times)*	–	–	–	4.7	1.8
Interest cover (times)*	**25.6**	25.2	12.5	10.5	7.0
Shareholders' funds	**275.3**	378.5	411.2	380.4	367.8
Net (borrowings)/cash	**(37.4)**	(40.0)	(41.7)	(45.5)	(48.0)
Weighted average number of ordinary shares in issue during the year (million)	**431.6**	431.5	431.5	431.5	472.9

*before goodwill amortisation and exceptionals.

Only the comparatives for 2001 have been restated for the impact of FRS17 and FRS19.

Shareholder services

Registrars
Registrars Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK
Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 870 600 3980
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 28 April 2003. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 2 May 2003.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 18 March 2003.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 2 May 2003. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline for redeemable B share enquiries:
Telephone: +44 (0) 870 600 3966

Registrars text phone for shareholders with hearing difficulties:
Callers inside the UK telephone: 0870 600 3950,
Callers outside the UK telephone: +44 121 415 7028

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
Low-cost share dealing service This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove.
Telephone: +44 (0) 20 7606 1768

Dividend re-investment plan
The dividend re-investment plan arrangements made with Lloyds TSB Registrars and Cazenove will not operate while a cash dividend is not being paid.

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 24 April 2003 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 22 4212
Facsimile: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
PricewaterhouseCoopers LLP

Stockbrokers
Cazenove & Co Limited
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Financial calendar 2003

27 February	Preliminary announcement of results for the year ended 31 December 2002
4 April	Record date for dividend payable on redeemable B shares
24 April	Annual General Meeting
28 April	Closing date for receipt of redeemable B share redemption forms
28 April	Record date for further redeemable B share issue
2 May	Redemption date for redeemable B shares Payment date for redeemable B share dividend
31 July*	Announcement of interim results for the six months ending 30 June 2003
3 November	Payment date for redeemable B share dividend

*provisional date.

Information for calculation of capital gains tax

First day of trading of redeemable B shares	2 November 2002	2 May 2002	2 November 2001	2 May 2001	2 November 2000	2 May 2000
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	**1.1**	**1.0**	2.1	3.3	2.1	3.1
Redeemable B share price on the first day of trading	**0.875p**	**0.875p**	0.750p	0.625p	0.625p	0.500p
Ordinary share price on the same day	**24.75p**	**31.5p**	30.0p	67.0p	70.0p	79.0p
Apportionment percentage for the calculation of capital gains tax:						
Ordinary shares	**96.36%**	**97.30%**	95.02%	97.01%	98.16%	98.08%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	**3.64%**	**2.70%**	4.98%	2.99%	1.84%	1.92%

Global headquarters

Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312
Email: elementis.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK

Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Pigments
2051 Lynch Avenue
East St Louis, IL 62204
USA

Tel: +1 618 646 2110
Fax: +1 618 646 2178
Email: pigments.info@elementis-na.com

Elementis Specialties
329 Wyckoffs Mill Road
Hightstown NJ 08520
USA

Tel: +1 609 443 2000
Fax: +1 609 443 2422/2207
Email: specialinfo.usa@elementis-na.com

Specialty Rubber
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK

Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com


404 030
LOW EMISSIONS DURING PRODUCTION

Employee featured on the front cover: Paul Harris – Elementis Specialties, Livingston, Scotland.
Photography by Giles Barnard and Philip Gatward.
Designed and produced by Carnegie Orr +44 (0) 20 7610 6140.
Printed on Zanders Mega Matt – a paper that is manufactured using 50% recycled de-inked fibre and 50% TCF (totally chlorine free) pulp, and is sourced from sustainable forests. This paper has been awarded the Nordic Swan environmental label for low emissions during production.

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Elementis plc
Ash House
Fairfield Avenue
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 4212
Fax: +44 (0) 1784 22 4312

Email: elementis.info@elementis-eu.com
www.elementis.com
Registered number: 3299608